Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

CROWN RESERVE ACQUISITION CORP. I,

CRAC MERGER SUB INC.,

and

CARVIX, INC.

Dated as of March 30, 2026

TABLE OF CONTENTS

Article I DEFINITIONS	6

1.01 Certain Definitions	6
1.02 Further Definitions	16
1.03 Construction	17

Article II AGREEMENT AND PLAN OF MERGER	18

2.01 Domestication; Post-Domestication Organizational Documents	18
2.02 The Merger	19
2.03 Effective Time; Closing	19
2.04 Effect of the Merger	19
2.05 Certificate of Incorporation and Bylaws of Surviving Subsidiary Corporation; Directors and Officers of Surviving Subsidiary Corporation; Investor Rights Agreement	19
2.06 Tax Consequences	20

Article III EFFECTS OF THE MERGER	20

3.01 Conversion of Securities	20
3.02 Exchange of Certificates	21
3.03 Earnout	23
3.04 Company Closing Statement	26
3.05 Stock Transfer Books	26
3.06 Appraisal and Dissenters’ Rights	26

Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY	26

4.01 Organization and Qualification; Subsidiaries	27
4.02 Certificate of Incorporation and Bylaws	27
4.03 Capitalization; Solvency	27
4.04 Authority Relative to this Agreement	28
4.05 No Conflict; Required Filings and Consents	28
4.06 Permits; Compliance	29
4.07 Financial Statements	29
4.08 Business Activities; Absence of Certain Changes or Events	30
4.09 Absence of Litigation	30
4.10 Employee Benefit Plans	30
4.11 Labor and Employment Matters	32
4.12 Real Property; Title to Assets	33
4.13 Intellectual Property	33
4.14 Taxes	35
4.15 Environmental Matters	37
4.16 Material Contracts	38
4.17 Material Suppliers	40
4.18 Insurance	40
4.19 Board Approval; Vote Required	40
4.20 Certain Business Practices	41
4.21 Interested Party Transactions; Side Letter Agreements	41
4.22 Exchange Act	41
4.23 Brokers	42

4.24 Subsidies	42
4.25 Product Warranty; Product Liability	42
4.26 Exclusivity of Representations and Warranties	42

Article V REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB	43

5.01 Corporate Organization	43
5.02 Organizational Documents	43
5.03 Capitalization	43
5.04 Authority Relative to This Agreement	44
5.05 No Conflict; Required Filings and Consents	45
5.06 Compliance	45
5.07 SEC Filings; Financial Statements; Sarbanes-Oxley	45
5.08 Business Activities; Absence of Certain Changes or Events	46
5.09 Absence of Litigation	47
5.10 Board Approval; Vote Required	47
5.11 No Prior Operations of Merger Sub	47
5.12 Brokers	47
5.13 SPAC Trust Fund	48
5.14 Employees; Benefit Plans	48
5.15 Taxes	48
5.16 Registration and Listing	50
5.17 Insurance	50
5.18 Intellectual Property	50
5.19 Agreements; Contracts and Commitments	50
5.20 Title to Property	51
5.21 Investment Company Act	51
5.22 Fairness Opinion	51
5.23 SPAC’s and Merger Sub’s Investigation and Reliance	51
5.24 SPAC Founders Stock Letter	51

Article VI CONDUCT OF BUSINESS PENDING THE MERGER	51

6.01 Conduct of Business by the Company Pending the Merger	51
6.02 Conduct of Business by SPAC and Merger Sub Pending the Merger	55
6.03 Claims Against Trust Account	56

Article VII ADDITIONAL AGREEMENTS	56

7.01 No Solicitation	56
7.02 Registration Statement; Proxy Statement	58
7.03 Company Stockholder Approval	59
7.04 SPAC Shareholders’ Meeting; Merger Sub Stockholder’s Approval	60
7.05 Access to Information; Confidentiality	60
7.06 Incentive Plan	60
7.07 Directors’ and Officers’ Indemnification	61
7.08 Notification of Certain Matters	63
7.09 Further Action; Reasonable Best Efforts; Subscription Agreements	63
7.10 Public Announcements	63
7.11 Stock Exchange Listing	64
7.12 Antitrust	64
7.13 Trust Account	64
7.14 Tax Matters	65
7.15 Directors	65
7.16 SPAC Public Filings	65
7.17 Audited Financial Statements	65
7.18 Litigation	66
7.19 Private Placements	66

Article VIII CONDITIONS TO THE MERGER	67

8.01 Conditions to the Obligations of Each Party for the Closing	67
8.02 Conditions to the Obligations of SPAC and Merger Sub	68
8.03 Conditions to the Obligations of the Company	68

Article IX TERMINATION, AMENDMENT AND WAIVER	70

9.01 Termination	70
9.02 Effect of Termination	70
9.03 Expenses	71
9.04 Amendment	71
9.05 Waiver	71

Article X GENERAL PROVISIONS	71

10.01 Notices	71
10.02 Nonsurvival of Representations, Warranties and Covenants	72
10.03 Severability	72
10.04 Entire Agreement; Assignment	72
10.05 Parties in Interest	72
10.06 Governing Law	73
10.07 Waiver of Jury Trial	73
10.08 Headings	73
10.09 Counterparts	73
10.10 Specific Performance	73
10.11 No Recourse	73

Exhibits and Schedules

Exhibit A	Form of Investor Rights Agreement
Exhibit B	Form of Written Consent
Exhibit C	Incentive Plan
Schedule A	- Company Knowledge Parties
Schedule B	- Key Company Stockholders
Schedule C	- Company Allocation Schedule
Schedule D	- Eligible Company Equityholders

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of March 30, 2026 (this “Agreement”), is entered into by and among Crown Reserve Acquisition Corp. I, a Cayman Islands exempted company (“SPAC”), CRAC Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of SPAC (“Merger Sub”), and Carvix, Inc., a Delaware corporation (the “Company,” together with the SPAC and Merger Sub, the “Parties”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), SPAC and the Company will enter into a business combination transaction pursuant to which on the Closing Date (as defined herein), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of SPAC (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Subsidiary Corporation”);

WHEREAS, the Parties intend to effectuate the Merger upon the terms and conditions set forth in this Agreement, whereby (i) prior to the Domestication (as defined below), SPAC shall provide SPAC Shareholders with notice of the opportunity to redeem shares of SPAC Class A Ordinary Shares in accordance with the Redemption Rights (the “Redemption”); (ii) at least one (1) Business Day prior to the Closing Date, SPAC shall consummate the Domestication; and (iii) the Merger shall be effectuated on the Closing Date.

WHEREAS, for U.S. federal, and applicable state and local income tax purposes (i) the Domestication is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code; and (ii) the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (i) and (ii), the “Intended U.S. Tax Treatment”).

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Merger) are in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Transactions (including the Merger), and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders (the “Company Recommendation”);

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Merger and the Private Placements) are fair to, and in the best interests of, SPAC, (b) approved and adopted this Agreement and the Transactions (including the Merger and the Private Placements) and declared their advisability, and (c) recommended that the shareholders of SPAC approve and adopt this Agreement and approve the Transactions (including the Merger and the Private Placements), and directed that this Agreement and the Transactions (including the Merger and the Private Placements) be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved and adopted this Agreement and the Transactions (including the Merger) and declared their advisability, and (c) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company and the Key Company Stockholders (as defined herein), as Company stockholders holding shares of Company Stock sufficient to constitute the Requisite Company Stockholder Approval, are entering into the Stockholder Support Agreement, dated as of the date hereof (the “Stockholder Support Agreement”), providing that, among other things, the Key Company Stockholders will vote their shares of Company Stock in favor of this Agreement and the Transactions (including the Merger);

WHEREAS, in connection with the Closing, certain shareholders of SPAC and certain stockholders of the Company shall enter into an Investor Rights Agreement (the “Investor Rights Agreement”) substantially in the form attached hereto as Exhibit A;

WHEREAS, following the date of this Agreement, SPAC will use its reasonable best efforts to (i) negotiate and enter into one or more subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”) pursuant to which, upon the terms and subject to the conditions set forth therein, the PIPE Investors will purchase shares of SPAC Common Stock in private placement(s) to be consummated following the Closing (the “PIPE Financing”), in an aggregate gross amount not less than the Minimum PIPE Investment Amount, and (ii) negotiate and enter into an equity purchase agreement or similar committed equity line of credit agreement (the “ELOC Purchase Agreement”) with a third-party investor (the “ELOC Investor”) providing for a committed equity line of credit in an amount not less than the ELOC Commitment Amount, on the terms and subject to the conditions set forth therein (the “ELOC,” and together with the PIPE Financing, the “Private Placements”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Crown Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), has entered into a letter agreement with the Company and SPAC (the “SPAC Founders Stock Letter”), pursuant to which the Sponsor has agreed to, among other things, (i) vote all SPAC Founder Shares held by the Sponsor in favor of the adoption and approval of this Agreement and the Transactions (including the Merger), (ii) effective upon the Closing, waive any and all rights the holder of SPAC Founder Shares has or will have with respect to the adjustment to the initial conversion ratio provided by Section 17.3 of the Pre-Domestication Organizational Documents that may be triggered from the Private Placements, the Merger and/or the other transactions contemplated hereunder, and (iii) be bound by the provisions set forth in Section 7.01.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

1.01 Certain Definitions. For purposes of this Agreement:

“Actual EBITDA” means, with respect to any Payment Year, the consolidated earnings of SPAC for such Payment Year before interest expense, interest income, income taxes, depreciation and amortization, determined in accordance with GAAP in a manner consistent with the preparation of the audited consolidated financial statements of the Company; provided, that Actual EBITDA shall (i) be adjusted to add back compensation paid to management of SPAC and/or the Surviving Subsidiary Corporation (including but not limited to, the individuals listed in Section 8.02(e) of the Company Disclosure Schedule), (ii) exclude extraordinary, unusual, non-recurring or non-cash costs and/or expenses, charges and losses, and (iii) exclude fees and other costs and/or expenses associated with being a public company (including, but not limited to, public company registration, listing, compliance, reporting, directors’ and officers’ insurance and other executive costs, legal and other professional fees).

“Actual Revenue” means, with respect to any Payment Year, the consolidated revenue of SPAC for such Payment Year, determined in accordance with GAAP in a manner consistent with the preparation of the audited consolidated financial statements of the Company.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Ancillary Agreements” means the Investor Rights Agreement, the SPAC Founders Stock Letter, the Stockholder Support Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means, as applicable (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar anti-corruption or anti-bribery Laws applicable to the Company or any Company Subsidiary from time to time.

“Base Earnout Shares” means, with respect to each of the 1st, 2nd and 3rd Payment Years, the number of Company Earnout Shares earned by the Eligible Company Equityholders pursuant to Sections 3.03(b)(i) and (c)(i).

“Business Combination” has the meaning ascribed to such term in the Pre-Domestication Organizational Documents.

“Business Data” means all business information and data that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all Software, computer hardware (whether general or special purpose), communications and telecommunications networks, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service” or installed on premises, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

“Catch-Up Earnout Shares” means, with respect to the 2nd or 3rd Payment Years (as applicable), the additional shares of SPAC Common Stock (if any) that the Eligible Company Equityholders become entitled to receive pursuant to Sections 3.03(b)(ii) and (c)(ii) for such Payment Year, which additional shares are intended to permit Eligible Company Equityholders to earn, in such Payment Year, up to any previously unearned Base Earnout Shares from prior Payment Years, based on the extent to which the Milestones for such Payment Year are exceeded, as more particularly set forth in Sections 3.03(b)(ii) and (c)(ii).

“Class B-2 Unit” means a unit consisting of one SPAC Class A Ordinary Share and one SPAC Right.

“Class C Unit” means a unit consisting of one SPAC Class A Ordinary Share and one SPAC Right.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, filed with the Delaware Secretary of State on July 18, 2025, as the same may be amended, supplemented or modified from time to time.

“Company Common Stock” means shares of the Company’s Common Stock, par value $0.0001 per share.

“Company Convertible Securities” means, collectively, any warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any capital stock of the Company.

“Company Earnout Shares” means an aggregate of up to 50,000,100 shares of SPAC Common Stock issuable to the Eligible Company Equityholders pursuant to Section 3.03 as the earnout component of the merger consideration.

“Company Equityholders’ Representative” means, initially, Ramin Farahmand.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary and used in the conduct of the business of the Company and its Company Subsidiaries.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (x) would have a material adverse effect on the business, financial condition, assets, liabilities or operations of the Company and the Company Subsidiaries taken as a whole or (y) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events, or any epidemic, disease, outbreak or pandemic; (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or at the request of, or with the written consent of, SPAC; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); or (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect), except in the cases of clauses (a) through (d), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Merger Shares” means a number of shares equal to (i) the Company Valuation divided by (ii) $10.00.

“Company Outstanding Shares” means, as of immediately prior to the Effective Time, the number of issued and outstanding shares of Company Common Stock.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.0001 per share.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Subsidiary” means each Subsidiary of the Company.

“Company Valuation” means $1 billion.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (a) the Company or the Company Subsidiaries that is not already generally available to the public, or (b) any Suppliers or customers of the Company or any Company Subsidiaries, in each case that either (x) the Company or the Company Subsidiaries are bound to keep confidential or (y) with respect to clause (a), the Company or the applicable Company Subsidiary purport to maintain as a trade secret under applicable Laws.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.

“Domestication Effective Time” means the time at which the Domestication becomes effective in accordance with applicable Law.

“Domesticated SPAC Common Stock” means the common stock, par value $0.0001 per share, of SPAC as a Delaware corporation following the Domestication.

“Domesticated SPAC Right” means each right of SPAC as a Delaware corporation following the Domestication, issued in exchange for, or upon conversion of, a SPAC Right outstanding immediately prior to the Domestication, with substantially the same terms as were applicable immediately prior to the Domestication.

“Domesticated SPAC Warrant” means each warrant of SPAC as a Delaware corporation following the Domestication, issued in exchange for, or upon conversion of, a warrant to purchase SPAC Class A Ordinary Shares outstanding immediately prior to the Domestication, with substantially the same terms (including exercise price and exercisability) as were applicable immediately prior to the Domestication.

“Earnout” means the contingent right of the Eligible Company Equityholders (and, if applicable, the Sponsor) to receive SPAC Common Stock following the Closing pursuant to Section 3.03, subject to the terms and conditions of this Agreement.

“Earnout Cap” means 50,000,100 shares of SPAC Common Stock, representing the maximum aggregate number of shares of SPAC Common Stock that may be issued to the Eligible Company Equityholders pursuant to Section 3.03 during the Earnout Period.

“Earnout Determination Date” means, with respect to any Payment Year, the date on which the Earnout Statement for such Payment Year becomes final and binding pursuant to Section 3.03, whether by deemed acceptance, written agreement of the Parties or final resolution of any dispute by the Independent Accounting Firm.

“Earnout Period” means the four successive fiscal year periods beginning January 1, 2027.

“Earnout Shares” means the Company Earnout Shares and the Sponsor Earnout Shares.

“EBITDA Component” means the portion of the Earnout that the Eligible Company Equityholders are entitled to receive in the aggregate, as determined pursuant to and in accordance with Section 3.03(b).

“EBITDA Component Cap” means 25,000,050 Company Earnout Shares during the Earnout Period with respect to the EBITDA Component.

“EBITDA Target” means the EBITDA milestone for each Payment Year of the Earnout Period, as follows: (a) $10,380,000 for the 1st Payment Year; (b) $14,950,000 for the 2nd Payment Year; (c) $21,840,000 for the 3rd Payment Year; and (d) $21,840,000 for the 4th Payment Year.

“Eligible Company Equityholders” means each holder of Company Stock listed on Schedule D attached hereto.

“ELOC Commitment Amount” means $20,000,000.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any bonus, stock option, stock purchase, restricted stock, other equity-based compensation, performance award, incentive, deferred compensation, health, welfare, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, or other employee benefit plan, program or arrangement, whether written or unwritten, other than, in any case, any statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Authority.

“Environmental Laws” means any Laws relating to: (i) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; (iii) pollution or protection of the environment, natural resources or human health and safety; (iv) land use; or (v) the characterization of products or services as renewable, green, sustainable, or similar such claims.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Substance(s)” means (i) petroleum and petroleum products, including crude oil and any fractions thereof, (ii) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon, and (iii) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Independent Director” means a director who qualifies as “independent” under the rules of Nasdaq.

“Intellectual Property” means (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how (including ideas, formulas, compositions and inventions (whether or not patentable or reduced to practice)), and database rights, Internet domain names and social media accounts, (v) all other intellectual property or proprietary rights of any kind or description, and (vi) copies and tangible embodiments of any of the foregoing, in whatever form or medium.

“Intended U.S. Tax Treatment” is defined in the Recitals hereto.

“Investor Rights Agreement” means that certain Investor Rights Agreement, dated as of the Closing Date, by and among SPAC, the Sponsor, the Key Company Stockholders and the other parties thereto, as contemplated by Section 2.05(c).

“IRS” means the U.S. Internal Revenue Service.

“Key Company Stockholders” means the persons and entities listed on Schedule B.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of each persons listed on Schedule A after reasonable inquiry of the individuals with operational responsibility in the functional area of such person, and in the case of SPAC, the actual knowledge of Prashant Patel and Eric Sherb after reasonable inquiry.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

“Letter Agreement” means that certain Letter Agreement, dated November 5, 2025, among SPAC, its officers and directors, and the Sponsor.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).

“Maximum Base Earnout Shares” means, with respect to each of the EBITDA Component and the Revenue Component, as applicable, 8,333,334 Company Earnout Shares for each of the 1st, 2nd and 3rd Payment Year.

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“Milestones” means, with respect to a Payment Year, the Revenue Target and the EBITDA Target for such Payment Year.

“Minimum Cash Amount” means Ten Million Dollars ($10,000,000).

“Minimum PIPE Investment Amount” means Eighty Million Dollars ($80,000,000).

“Nasdaq” means The Nasdaq Stock Market.

“Open Source Software” means any Software that is licensed pursuant to (i) any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the Open Source Initiative or the Free Software Foundation, or (iii) any Reciprocal License, in each case whether or not source code is available or included in such license.

“Payment Year” means each of the first, second, third and fourth fiscal year periods comprising the Earnout Period.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Per Share Merger Consideration” means, with respect to any Person who holds Company Common Stock immediately prior to the Effective Time, for each share of Company Common Stock so held a number of shares of SPAC Common Stock, allocated among such holders pursuant to and in accordance with Schedule C (Allocation Schedule) attached hereto.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent or, if delinquent, which are being contested in good faith through appropriate actions and for which appropriate reserves have been established in accordance with GAAP, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (v) non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest, and (viii) any Liens or restrictions arising in connection with any floorplan financing arrangements, credit lines or other similar arrangements, which are existing, have been entered into or will be entered into following the date of this Agreement, in each case, in the ordinary course of business.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means information related to an identified individual, household or device (e.g., name, address, telephone number, IP address, email address, financial account number, government-issued identifier).

“PIPE Investment Amount” means the aggregate gross proceeds to be received by SPAC (or the Company following the Closing) pursuant to the Subscription Agreements in connection with the PIPE Financing.

“Plan” means each Employee Benefit Plan that is maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary or under which the Company or any Company Subsidiary has any liability (contingent or otherwise).

“Post-Domestication Organizational Documents” means the certificate of incorporation and bylaws of SPAC, each as in effect immediately following the Domestication Effective Time.

“Pre-Domestication Organizational Documents” means the memorandum and articles of association of SPAC, as in effect immediately prior to the Domestication Effective Time.

“Privacy/Data Security Laws” means all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information.

“Private Placement Unit” means a unit consisting of one Class B-2 Unit and two Class C Units.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Public SPAC Warrants” means whole warrants to purchase SPAC Common Stock as issued by SPAC in connection with its initial public offering, with each whole warrant exercisable for one share of SPAC Common Stock at an exercise price of $11.50.

“Realized EBITDA Percentage” means, for the applicable Payment Year, the percentage (not to exceed 100%) obtained by dividing the Actual EBITDA, by the EBITDA Target.

“Realized Revenue Percentage” means, for the applicable Payment Year, the percentage (not to exceed 100%) obtained by dividing the Actual Revenue, by the Revenue Target.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Redemption Rights” means the rights of holders of Public Shares (as defined in the Pre-Domestication Organizational Documents) to have their Public Shares redeemed or repurchased for cash from the Trust Account in connection with, or as a result of, (i) the approval and consummation of a Business Combination, (ii) the failure to consummate a Business Combination within the time period specified in the Pre-Domestication Organizational Documents, or (iii) certain amendments to the Pre-Domestication Organizational Documents, in each case as set forth in Article 51 (Business Combination) of the Pre-Domestication Organizational Documents (and, to the extent relevant, the provisions of Article 8 that implement such redemptions).

“Registered Intellectual Property” means all Intellectual Property that is the subject of a registration (or an application for registration) with a Governmental Authority or domain name registrar, including domain names.

“Requisite Company Stockholder Approval” means the requisite consent of the Company’s stockholders under the DGCL and the Company Certificate of Incorporation and bylaws (or any equivalent organizational documents) of the Company to approve this Agreement and the Transactions (including the Merger), which shall require the affirmative vote (or written consent) of the holders of at least a majority of the outstanding shares of Company Common Stock.

“Revenue Component” means the portion of the Earnout that the Eligible Company Equityholders are entitled to receive in the aggregate, as determined pursuant to and as determined in accordance with Section 3.03(c).

“Revenue Component Cap” means 25,000,050 Company Earnout Shares during the Earnout Period with respect to the Revenue Component.

“Revenue Target” means the revenue milestone for each Payment Year of the Earnout Period, as follows: (a) $276,800,000 for the 1st Payment Year; (b) $351,710,000 for the 2nd Payment Year; (c) $436,880,000 for the 3rd Payment Year; and (d) $436,880,000 for the 4th Payment Year.

“Sanctioned Person” means at any time any person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company or any Company Subsidiary from time to time.

“Service Provider” means any employee, officer, director, individual independent contractor or individual consultant of the Company or any Company Subsidiary.

“Software” means all computer programs applications, middleware, firmware, or other computer software (in object code, bytecode or source code format) and related documentation and materials.

“SPAC Class A Ordinary Shares” means SPAC’s Class A ordinary shares, par value $0.0001 per share, in each case, as in effect immediately prior to the Domestication Effective Time.

“SPAC Common Stock” means shares of common stock, par value $0.0001 per share, of SPAC as a Delaware corporation following the Domestication.

For purposes of this Agreement, to the extent the context so requires, references herein to “SPAC Class A Ordinary Shares” (including with respect to issuance, listing, registration, earnout, warrant exercise, rights conversion and other equity mechanics) shall, from and after the Domestication Effective Time, be deemed to refer to “SPAC Common Stock” and any such reference to a holder of SPAC Class A Ordinary Shares shall be deemed to refer to a holder of SPAC Common Stock.

“SPAC Founder Shareholders” means the Sponsor and any other holder of SPAC Founder Shares as of immediately prior to the Effective Time.

“SPAC Founder Shares” means SPAC’s Class B ordinary shares, par value $0.0001 per share.

“SPAC Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) would have a material adverse effect on the business, financial condition, assets, liabilities or operations of SPAC or (ii) would prevent, materially delay or materially impede the performance by SPAC or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which SPAC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions or other force majeure events, or any epidemic, disease, outbreak or pandemic; (e) any actions taken or not taken by the SPAC or Merger Sub as required by this Agreement or at the request of, or with the written consent of, the Company; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); or (g) the accounting treatment of the SPAC Warrants (except in the cases of clauses (a) through (d) and clause (g), to the extent that SPAC is disproportionately affected thereby as compared with other similarly situated participants in the industry in which SPAC operates). Notwithstanding the foregoing, the amount of redemptions from the Trust Fund pursuant to the exercise of Redemption Rights shall not be deemed to be a SPAC Material Adverse Effect.

“SPAC Organizational Documents” means (a) prior to the Domestication Effective Time, the Pre-Domestication Organizational Documents, and (b) from and after the Domestication Effective Time, the Post-Domestication Organizational Documents

“SPAC Right” means a contractual right to receive one-fifth (1/5) of one SPAC Class A Ordinary Share upon the consummation of SPAC’s initial business combination, subject to the terms of the SPAC Rights Agreement.

“SPAC Rights Agreement” means the rights agreement governing the SPAC Rights, as the same may be amended, modified or supplemented from time to time.

“SPAC Unit” means one SPAC Class A Ordinary Share and one-half of one SPAC Warrant and one SPAC Right.

“SPAC Warrant Agreement” means that certain warrant agreement dated November 5, 2025, by and between SPAC and VStock Transfer, LLC, as amended, modified or supplemented from time to time.

“SPAC Warrants” means the Public SPAC Warrants.

“Sponsor Representative” means the individual designated by the Sponsor in a written notice delivered to SPAC and the Company prior to the Closing (as such individual may be replaced from time to time in accordance with Section 3.03(f).

“Special Resolution” has the meaning given to such term under the Pre-Domestication Organizational Documents and applicable Cayman Islands Law.

“Subsidiary” means, with respect to a person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Supplier” means any person that supplies inventory or other materials or personal property, Software, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company or any Company Subsidiary.

“Tax” or “Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees in the nature of a tax imposed by any Governmental Authority, including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Governmental Authority.

“Trading Day” means any day on which Shares of SPAC Common Stock are actually traded on the principal securities exchange or securities market on which shares of SPAC Common Stock are then traded.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule and the Ancillary Agreements.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury Regulations issued pursuant to the Code.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the Transactions.

1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Interim Balance Sheet	§ 4.07(b)
Action	§ 4.09
Agreement	Preamble
Alternative Transaction	§ 7.01(a)
Amended and Restated Articles of Association	§ 2.04(a)
Antitrust Laws	§ 7.12(a)
Audited Annual Financial Statements	§ 4.07(a)
Blue Sky Laws	§ 4.05(b)
Certificates	§ 3.02(b)
Claims	§ 6.03
Closing	§ 2.02(b)
Closing Date	§ 2.02(b)
Companies Act	§ 2.04(a)
Company	Preamble
Company Awards	§ 4.03(b)
Company Board	Recitals
Company Closing Statement	§ 3.04
Company Disclosure Schedule	Article IV
Company D&O Insurance	§ 7.07(c)
Company Interested Party Transaction	§ 4.21(a)
Company Permit	§ 4.06
Company Recommendation	Recitals
Company Warrants	§ 4.03(b)
Confidentiality Agreement	§ 7.05(b)
Contracting Parties	§ 10.11
Conversion	§ 3.01(a)
D&O Insurance	§ 7.07(c)
Data Security Requirements	§ 4.13(h)
Domestication	§ 2.05
Earnout Shares	§ 3.03(a)
Effective Time	§ 2.02(a)
Environmental Permits	§ 4.15
Exchange Agent	§ 3.02(a)
Exchange Fund	§ 3.02(a)
Governmental Authority	§ 4.05(b)
Incentive Plan	§ 7.06
Incentive Plan Proposal	§ 7.02(a)
Investor Rights Agreement	Recitals
Lease	§ 4.12(b)
Lease Documents	§ 4.12(b)
Letter of Transmittal	§ 3.02(b)
Material Contracts	§ 4.16(a)

Defined Term	Location of Definition
Material Suppliers	§ 4.17
Maximum Annual Premium	§ 7.07(c)
Merger	Recitals
Merger Materials	§ 7.02(a)
Merger Sub	Recitals
Merger Sub Board	Recitals
Merger Sub Common Stock	§ 5.03(b)
Nonparty Affiliates	§ 10.11
Outside Date	§ 9.01(b)
PIPE Investors	Recitals
Plan	§ 4.10(a)
Private Placements	Recitals
Proxy Statement	§ 7.02(a)
Public Subsidies	§ 4.24
Registration Statement	§ 7.02(a)
Remedies Exceptions	§ 4.04
Representatives	§ 7.05(a)
Required SPAC Proposals	§ 7.02(a)
SEC	§ 5.07(a)
Securities Act	§ 4.05(b)
Side Letter Agreements	§ 4.21(b)
SPAC	Preamble
SPAC Alternative Transaction	§ 7.01(d)
SPAC Board	Recitals
SPAC D&O Insurance	§ 7.07(d)
SPAC Disclosure Schedule	Article V
SPAC Founders Stock Letter	Recitals
SPAC Material Contracts	§ 5.19(a)
SPAC Preference Shares	§ 5.03(a)
SPAC SEC Reports	§ 5.07(a)
SPAC Shareholder Approval	§ 5.04
SPAC Shareholders’ Meeting	§ 7.02(a)
SPAC Tail Policy	§ 7.07(d)
Sponsor	Recitals
Subscription Agreements	Recitals
Surviving Subsidiary Corporation	Recitals
Terminating Company Breach	§ 9.01(f)
Terminating SPAC Breach	§ 9.01(g)
Trust Account	§ 5.13
Trust Agreement	§ 5.13

Defined Term	Location of Definition
Trust Fund	§ 5.13
Trustee	§ 5.13
Written Consent	§ 7.03
Written Consent Failure	§ 7.03

1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law and (x) the phrase “made available” when used in this Agreement with respect to the Company means that the information or materials referred to have been posted to the Virtual Data Room or otherwise provided by or on behalf of the Company, in each case, on or prior to the date of this Agreement.

(b) The parties agree that this Agreement is the result of negotiations between sophisticated parties and that no presumption or rule requiring construction against the drafter applies.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

Article II

AGREEMENT AND PLAN OF MERGER

2.01 Domestication; Post-Domestication Organizational Documents.

(a) In accordance with the DGCL and the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), after the Redemption and at least one (1) Business Day prior to the Closing Date, SPAC shall consummate a domestication of SPAC from the Cayman Islands to the State of Delaware (the “Domestication”) in accordance with applicable Law and SPAC’s Pre-Domestication Organizational Documents, including by (i) obtaining the approval of SPAC’s shareholders required to approve the Domestication and the adoption of the Post-Domestication Organizational Documents, (ii) filing a certificate of domestication and a certificate of incorporation, each in form and substance reasonably acceptable to SPAC and the Company, with the Secretary of State of the State of Delaware, and causing such filings to become effective at the Domestication Effective Time, (iii) adopting bylaws of SPAC, in form and substance reasonably acceptable to SPAC and the Company, effective as of the Domestication Effective Time (the documents in foregoing clause (ii) and this clause (iii), collectively, the “Post-Domestication Organizational Documents”), (iv) completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies (the “Cayman Registrar”) in connection with the Domestication, and (v) filing with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Part 12, Section 206 of the Companies Act and obtaining a certificate of de-registration from the Cayman Registrar. From and after the Domestication Effective Time, SPAC shall be a Delaware corporation and the Post-Domestication Organizational Documents shall constitute the organizational documents of SPAC until thereafter amended in accordance with their terms and applicable Law.

(b) Effective as of the Domestication Effective Time and without any action on the part of any holder thereof: (i) each then issued and outstanding SPAC Class A Ordinary Share shall convert automatically, on a one-for-one basis, into one (1) share of common stock, par value $0.0001 per share, of the domesticated SPAC (the “Domesticated SPAC Common Stock”); (ii) each then issued and outstanding Public SPAC Warrant (and any other warrant to purchase SPAC Class A Ordinary Shares issued and outstanding immediately prior to the Domestication Effective Time) shall convert automatically into a warrant of the domesticated SPAC on substantially the same terms (including exercise price and exercisability) as were applicable immediately prior to the Domestication (a “Domesticated SPAC Warrant”); (iii) each then issued and outstanding SPAC Right shall convert automatically into a right of the domesticated SPAC on substantially the same terms (including the right to receive one-fifth (1/5) of one share of Domesticated SPAC Common Stock upon the consummation of SPAC’s initial business combination) (a “Domesticated SPAC Right”); (iv) to the extent any Units remain issued and outstanding as of immediately prior to the Domestication Effective Time, each such Unit shall be cancelled and shall thereafter entitle the holder thereof to (A) one (1) share of Domesticated SPAC Common Stock, (B) one-half (1/2) of one Domesticated SPAC Warrant and (C) one (1) Domesticated SPAC Right; and (v) each then issued and outstanding Private Placement Unit (including, for the avoidance of doubt, each such Private Placement Unit consisting of one (1) Class B-2 Unit and two (2) Class C Units) shall be cancelled and shall thereafter entitle the holder thereof to (A) three (3) shares of Domesticated SPAC Common Stock and (B) three (3) Domesticated SPAC Rights.

2.02 The Merger. Upon the terms and subject to the conditions set forth in this Article II and Article VIII in accordance with the DGCL, on the Closing Date at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (provided that references to the Company for periods after the Effective Time shall include the Surviving Subsidiary Corporation) as a direct wholly owned subsidiary of SPAC.

2.03 Effective Time; Closing.

(a) At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such certificate of merger (or such later time as may be agreed by each of the parties hereto and specified in the certificate of merger) being the “Effective Time”).

(b) No later than three (3) Business Days after the date of the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing) (the date the Closing occurs, the “Closing Date”), immediately prior to such filing of a certificate of merger in accordance with Section 2.03(a) with respect to the Merger, the closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII.

2.04 Effect of the Merger.

(a) At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Subsidiary Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Subsidiary Corporation.

2.05 Certificate of Incorporation and Bylaws of Surviving Subsidiary Corporation; Directors and Officers of Surviving Subsidiary Corporation; Investor Rights Agreement.

(a) At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Subsidiary Corporation until thereafter amended in accordance with their terms and as provided by the DGCL (subject to Section 7.07).

(b) The parties will take all requisite action such that the initial directors of the Surviving Subsidiary Corporation immediately after the Effective Time shall be the individuals designated by the Company prior to the Closing, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Subsidiary Corporation and until their respective successors are duly elected or appointed and qualified.

(c)  At the Closing, SPAC shall deliver to the Company a copy of the Investor Rights Agreement, duly executed by SPAC, the Sponsor and the Key Company Stockholders (and/or such other equity holders of the Company who are affiliates of the Company), providing customary shelf, piggyback and demand registration rights.

2.06 Tax Consequences.

(a) The parties hereto acknowledge and agree that for U.S. federal income tax purposes, it is intended that (i) the Domestication shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code to which SPAC is a party to the Domestication within the meaning of Section 368(b) of the Code; (ii) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which the Company, Merger Sub, and SPAC are parties to such reorganization within the meaning of Section 368(b) of the Code; and (iii)this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Domestication and the Merger.

(b) For U.S. federal, and applicable state and local income tax purposes, the parties shall (i) use reasonable best efforts to cause the Transactions to qualify for the Intended U.S. Tax Treatment, (ii) agree not to, and not to permit or cause any of its affiliates to, take any action not contemplated by this Agreement or any Transaction Document, or knowingly fail to take any action required by this Agreement or any Transaction Document, whether before or after the Effective Time, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended U.S. Tax Treatment; or (iii) prepare and file all Tax Returns consistent with the Intended U.S. Tax Treatment and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation, or other proceeding with respect to Taxes, except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code provided, however, that nothing contained herein shall prevent the parties from reasonably settling with any Governmental Authority, and the parties shall not be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such proposed deficiency or adjustment by any Governmental Authority. Each of the parties hereto agrees to promptly notify the other parties of any challenge to the qualification of any Transaction consistent with this Section 2.06 by any Governmental Authority. The issuance of the Company Earnout Shares pursuant to Section 3.03 shall be treated as an adjustment to the consideration paid pursuant to the Merger for US federal and applicable state and local income tax purposes that is eligible for tax-free treatment under Section 368(a).

Article III

EFFECTS OF THE MERGER

3.01 Conversion of Securities.

(a) On the date one day prior to the Closing Date, the Company shall have no shares of Company Preferred Stock or other Company Convertible Securities issued and outstanding, and no conversion, exchange or similar pre-Closing equity restructuring shall be required in connection with the Transactions.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, the Company or the holders of any of the following securities:

(i)  each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive (A) the applicable Per Share Merger Consideration as set forth and in accordance with Schedule C attached hereto, and (B) the right to receive, if any, such Company Earnout Shares (and any other earnout consideration) as such holder may become entitled to receive pursuant to Section 3.03, in each case, without interest;

(ii) all shares of Company Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Subsidiary Corporation.

(c) On the Closing Date immediately before the Effective Time, in accordance with the Pre-Domestication Organizational Documents, each SPAC Founder Share that is outstanding immediately prior to the Effective Time shall be converted, on a one-for-one basis, into a SPAC Class A Ordinary Share, subject to subsequent application of the SPAC Founders Stock Letter.

(d)  At or prior to the Effective Time, the parties hereto and their respective boards of directors, as applicable, shall adopt any and all resolutions and take any and all actions that are necessary to approve and effectuate the treatment of the Company Common Stock pursuant to Section 3.01(b) and the treatment of the SPAC Founder Shares pursuant to Section 3.01(c), in each case in a manner intended to qualify for exemption under Rule 16b-3 under the Exchange Act. In addition, from and after the Closing, the parties hereto and their respective boards of directors, as applicable, shall adopt any and all resolutions and take any and all actions that are necessary to approve any disposition or acquisition of equity securities of SPAC (or the Surviving Corporation) pursuant to the Private Placements as contemplated by Section 7.19, in each case in a manner intended to qualify for exemption under Rule 16b-3 under the Exchange Act, with respect to each individual who is subject to, or who will (or is reasonably expected to) become subject to, the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC.

3.02 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, SPAC shall cause to be transferred or deposited into a balance account (or the applicable equivalent), with an exchange agent designated by the Company and reasonably satisfactory to SPAC (the “Exchange Agent”), for the benefit of the holders of the Company Stock, for exchange in accordance with this Article III, the number of Shares of SPAC Common Stock sufficient to deliver the aggregate Per Share Merger Consideration payable pursuant to this Agreement (such shares being hereinafter referred to as the “Exchange Fund”). SPAC shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures for Company Stock.

(i) Prior to the Effective Time, SPAC shall enter into an agreement with the Exchange Agent providing that (A) following receipt by the Exchange Agent (but in no event prior to the Effective Time) of certificates representing shares of Company Stock (the “Certificates”), if any, duly surrendered for cancellation, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive, and the Exchange Agent shall deliver, the applicable Per Share Merger Consideration in accordance with Section 3.01, and (B) with respect to shares of Company Stock held in book-entry form, the Exchange Agent shall, as promptly as practicable after the Effective Time, issue the applicable Per Share Merger Consideration in accordance with Section 3.01 based on the Company Stock ledger, without the holder being required to deliver a Certificate or Letter of Transmittal.

(ii) As promptly as practicable after the Effective Time, if required by the Exchange Agent, SPAC shall use its reasonable best efforts to cause the Exchange Agent to mail (or, to the extent an email address is on file, deliver by email) to each holder of Company Stock entitled to receive the applicable Per Share Merger Consideration pursuant to Section 3.01 a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”) and shall specify, as applicable, instructions for the surrender of Certificates to the Exchange Agent and such other documents as may be required pursuant to such instructions in order to receive the applicable Per Share Merger Consideration with respect to shares of Company Stock represented by Certificates; provided that, with respect to shares of Company Stock held in book-entry form, the Exchange Agent may request delivery of customary tax forms and administrative information, but receipt thereof shall not be a condition to the issuance of the applicable Per Share Merger Consideration pursuant to Section 3.01.

(iii) Until delivered as contemplated by this Section 3.02, each Certificate and each Book-Entry Share entitled to receive the applicable Per Share Merger Consideration in accordance with Section 3.01 shall be deemed at all times after the Effective Time to represent only the right to receive the applicable Per Share Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01.

(c) No Further Rights in Company Stock. The Per Share Merger Consideration payable upon conversion of the Company Stock or pursuant to Section 3.03 in accordance with the terms hereof, shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Stock.

(d) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Stock occurring on or after the date hereof and prior to the Effective Time; provided, however, that this Section 3.02(d) shall not be construed to permit SPAC or the Company to take any actions with respect to its securities that is prohibited by this Agreement.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Stock for one year after the Effective Time shall be delivered to SPAC, upon demand, and any holders of Company Stock, who have not theretofore complied with this Section 3.02 shall thereafter look only to SPAC for the applicable Per Share Merger Consideration, other than as provided in Section 3.03. Any portion of the Exchange Fund remaining unclaimed by holders of Company Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of SPAC free and clear of any claims or interest of any person previously entitled thereto.

(f) No Liability. None of the Exchange Agent, SPAC or the Surviving Subsidiary Corporation shall be liable to any holder of Company Stock for any shares of SPAC Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Company, SPAC, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, warrants, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the Code or any provision of state, local or non-U.S. Tax Law. If the applicable withholding agent intends to withhold any Taxes from any amounts payable to holders of equity interests in the Company (other than with respect to any withholding (i) on amounts treated as compensation for applicable tax purposes or (ii) relating to a failure by the Company to deliver, at or prior to the Closing, the deliverable contemplated in Section 7.14(e)), the applicable withholding agent shall use reasonable best efforts to provide prior notice of such withholding to the Company as soon as reasonably practicable after it determines withholding is required and shall reasonably cooperate to reduce or eliminate such withholding to the extent permissible under applicable Law. To the extent that amounts are deducted or withheld consistent with this Section 3.02(g) and timely paid to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the person in respect of which such deduction and withholding was made.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent or, solely in respect of Earnout Shares issuable pursuant to Section 3.03, SPAC, will issue or cause to be issued in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01 or Section 3.03, as applicable.

(i) Fractional Shares. No fractional shares of SPAC Common Stock shall be issued upon the exchange of Company Common Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of the SPAC or a holder of shares of SPAC Common Stock. Any such fractional shares will be rounded up to the nearest whole share.

3.03 Earnout.

(a)  Generally. Subject to the terms and conditions of this Agreement, during the Earnout Period, the Eligible Company Equityholders shall be eligible to receive as earnout consideration, an aggregate number of shares of SPAC Common Stock (the “Company Earnout Shares”) up to the Earnout Cap. The total number of Company Earnout Shares issuable to the Eligible Company Equityholders for each Payment Year during the Earnout Period shall equal the sum of (i) the EBITDA Component for such Payment Year and (ii) the Revenue Component for such Payment Year, in each case, as determined and payable in accordance with this Section 3.03. The Parties hereto acknowledge that the implied covenant of good faith and fair dealing applies to their obligations under this Agreement (including this Section 3.03) concerning the Earnout; provided, that the implied covenant of good faith and fair dealing shall not alter the express provisions of this Section 3.03.

(b)  Calculation of EBITDA Component.

(i) Base Earnout (Payment Years 1-3). In each of the 1st, 2nd and 3rd Payment Years, the Eligible Company Equityholders will be entitled to receive, in the aggregate, a number of Company Earnout Shares equal to (A) the Maximum Base Earnout Shares, multiplied by (B) the Realized EBITDA Percentage.

(ii) Catch-Up Earnout (Payment Years 2-3). If, in the 1st or 2nd Payment Year, the Actual EBITDA is insufficient for the Eligible Company Equityholders to earn the Maximum Base Earnout Shares for such Payment Year, then the Eligible Company Equityholders will have the opportunity in the 2nd and 3rd Payment Years to earn such unearned Base Earnout Shares in the form of Catch-Up Earnout Shares, as follows:

(A) The amount, if any, by which Actual EBITDA in the 2nd or 3rd Payment Year exceeds the EBITDA Target for such Payment Year shall be applied to the Actual EBITDA in prior Payment Years, starting with the earliest Payment Year for which the EBITDA Target was not achieved and the Maximum Base Earnout Shares were not earned, until the earned Base Earnout Shares for each such prior Payment Year equals the Maximum Base Earnout Shares for such Payment Year.

(iii) True-Up (Payment Year 4). If, after the 3rd Payment Year, the total number of Company Earnout Shares earned (including any Catch-Up Earnout Shares) is less than the EBITDA Component Cap, then in the 4th Payment Year, the Eligible Company Equityholders shall be entitled to earn such difference upon achieving the EBITDA Target for the 4th Payment Year.

(c)  Calculation of Revenue Component.

(i) Base Earnout (Payment Years 1-3). In each of the 1st, 2nd and 3rd Payment Years, the Eligible Company Equityholders will be entitled to receive, in the aggregate, a number of Company Earnout Shares equal to (i) the Maximum Base Earnout Shares, multiplied by (ii) the Realized Revenue Percentage.

(ii) Catch-Up Earnout (Payment Years 2-3). If, in the 1st or 2nd Payment Year, the Actual Revenue is insufficient for the Eligible Company Equityholders to earn the Maximum Base Earnout Shares for such Payment Year, then the Eligible Company Equityholders will have the opportunity in the 2nd and 3rd Payment Years to earn such unearned Base Earnout Shares in the form of Catch-Up Earnout Shares, as follows:

(A) The amount, if any, by which Actual Revenue in the 2nd or 3rd Payment Year exceeds the Revenue Target for such Payment Year shall be applied to the Actual Revenue in prior Payment Years, starting with the earliest Payment Year for which the Revenue Target was not achieved and the Maximum Base Earnout Shares were not earned, until the earned Base Earnout Shares for each such prior Payment Year equals the Maximum Base Earnout Shares for such Payment Year.

(iii) True-Up (Payment Year 4). If, after the 3rd Payment Year, the total number of Company Earnout Shares earned (including any Catch-Up Earnout Shares) is less than the Revenue Component Cap, then in the 4th Payment Year, the Eligible Company Equityholders shall be entitled to earn such difference upon achieving the Revenue Target for the 4th Payment Year.

(d)  Determination of Sponsor Earnout Shares.

(i) In each of the 1st, 2nd and 3rd Payment Years of the Earnout Period, the Sponsor shall be eligible to receive up to 1,000,000 shares of SPAC Common Stock (the “Sponsor Earnout Shares”) with respect to such Payment Year if the corresponding Milestones for such Payment Year are reached, subject to proration and catch-up, if applicable, in a manner consistent with Sections 3.03(b)(i)-(ii) and 3.03(c)(i)-(ii) (it being understood that Sponsor Earnout Shares shall not reduce the Earnout Cap).

(e)  Earnout Procedures; Disputes.

(ii) Earnout Statement. Within 90 days after the end of each Payment Year, SPAC shall prepare and deliver to the Company Equityholders’ Representative a written statement setting forth in reasonable detail: (i) its determination of the Actual Revenue and Actual EBITDA for such Payment Year, and (ii) its calculation of the resulting number of the Company Earnout Shares to be issued for such Payment Year (each such statement, an “Earnout Statement”).

(iii) Review; Objection. Following the receipt of an Earnout Statement, the Company Equityholders’ Representative shall have 30 days (the “Earnout Review Period”) to review and make any objections to such Earnout Statement by delivering to SPAC a written notice (an “Earnout Objection Notice”) specifying in reasonable detail the items in dispute (each, a “Disputed Item”). If the Company Equityholders’ Representative does not deliver an Earnout Objection Notice on or prior to the expiration date of the Earnout Review Period, then the Earnout Statement shall be deemed final (absent manifest error) and such expiration date shall constitute the Earnout Determination Date (as defined below) for such Payment Year.

(iv) Dispute Resolution. If applicable, following the timely delivery of an Earnout Objection Notice, SPAC and the Company Equityholders’ Representative shall attempt in good faith to resolve the Disputed Items in such Earnout Objection Notice. If SPAC and the Company Equityholders’ Representative are unable to resolve all Disputed Items within 30 days after delivery of the Earnout Objection Notice (or such longer period as may be mutually agreed by SPAC and the Company Equityholders’ Representative), then all unresolved Disputed Items shall be submitted to an independent nationally recognized public accounting firm mutually acceptable to SPAC and the Company Equityholders’ Representative (the “Independent Accounting Firm”) to promptly review the applicable Earnout Statement and resolve the Disputed Items. SPAC and the Company Equityholders’ Representative will request that the Independent Accounting Firm render its determination within 60 days following submission to it of such Disputed Items. The Independent Accounting Firm shall act as an expert and not an arbitrator and shall resolve only the Disputed Items in accordance with this Section 3.03 and applicable terms of this Agreement; provided, that the Independent Accounting Firm (i) shall not assign a value to any item or resolve any matter not specifically identified as a Disputed Item in the Earnout Objection Notice, (ii) shall not modify, amend or waive any provision of this Agreement or apply any standard of “materiality,” “equity” or similar concepts to deviate from this Agreement, and (iii) shall be instructed to base its determination solely on the written submissions of SPAC and the Company Equityholders’ Representative (and such supporting documentation as the Independent Accounting Firm may reasonably request from each of them) and not on any independent investigation. The determination of the Independent Accounting Firm shall be final, binding and non-appealable, absent manifest error, and such date of determination shall constitute the Earnout Determination Date for such Payment Year. The fees and expenses of the Independent Accounting Firm shall be borne in equal parts by SPAC, on the one hand, and the Eligible Company Equityholders, on the other hand, unless the Independent Accounting Firm determines that one Party’s position was not substantially justified, in which case it may allocate such fees accordingly.

(v) Issuance of Earnout Shares. Within 5 Business Days after the Earnout Determination Date for a Payment Year, SPAC shall issue (or cause to be issued) to the Eligible Company Equityholders the Company Earnout Shares (and to the Sponsor, the Sponsor Earnout Shares) earned for such Payment Year as set forth in the applicable Earnout Statement (as finally determined), subject to applicable withholding and compliance with Applicable Law and Nasdaq rules. The Company Earnout Shares shall be allocated among the Eligible Company Equityholders pro rata in accordance with their respective ownership of Company Common Stock as of immediately prior to the Effective Time.

(vi) Equitable Adjustments. The number of shares issuable pursuant to this Section 3.03, including the Company Earnout Shares, Earnout Cap and Sponsor Earnout Shares, shall be equitably adjusted to reflect any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination or exchange of shares or other similar change with respect to shares of SPAC Common Stock occurring after the Closing and prior to the completion of the Earnout Period.

(f)  Sponsor Representative; Dissolution.

(i) Appointment. Prior to the Closing, the Sponsor shall designate in writing to SPAC and the Company a representative (the “Sponsor Representative”) who shall be authorized to act on behalf of the Sponsor with respect to all matters arising under this Section 3.03, including receipt of notices, delivery of any notices or instructions, review and objection to any Earnout Statement to the extent applicable to Sponsor Earnout Shares, and acceptance of issuance of Sponsor Earnout Shares.

(ii) Binding Effect. SPAC and the Company may rely conclusively on any action taken by the Sponsor Representative (or any successor Sponsor Representative designated in accordance with this Section 3.03(f)) as being authorized by the Sponsor, and any such action shall be binding upon the Sponsor and its successors and assigns.

(iii) Replacement; Successor. The Sponsor may replace the Sponsor Representative at any time by delivering written notice to SPAC and the Company. If (A) the Sponsor dissolves, liquidates or otherwise ceases to exist, or (B) the Sponsor Representative dies, becomes incapacitated, resigns or is removed and the Sponsor has not designated a successor within ten (10) Business Days after notice from SPAC or the Company, then the Sponsor hereby irrevocably authorizes and directs the Surviving Corporation to treat the Sponsor’s manager as the successor Sponsor Representative until a successor is duly designated.

(iv) Notices. Any notice required or permitted to be delivered to the Sponsor under this Section 3.03 shall be effective if delivered to the Sponsor Representative in accordance with Section 10.01.

3.04 Company Closing Statement. Three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to SPAC a statement (the “Company Closing Statement”) setting forth in good faith (x) a capitalization table containing the information set forth in Section 4.03(a), and (y) either (i) if any Company Convertible Securities are outstanding, the information with respect to each holder thereof set forth on Section 4.03(c) of the Company Disclosure Schedule or (ii) if any Company Convertible Securities are outstanding, an express statement to that effect, in each case, as of the date the Company Closing Statement is delivered to SPAC. From and after delivery of the Company Closing Statement until the Closing, the Company shall (i) use reasonable best efforts to cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with SPAC’s review of the Company Closing Statement and (ii) consider in good faith any comments to the Company Closing Statement provided by SPAC, which comments SPAC shall deliver to the Company no later than two (2) Business Days prior to the Closing Date, and the Company shall revise such Company Closing Statement to incorporate any changes the Company determines are reasonably necessary or appropriate given such comments. The capitalization table included in the Company Closing Statement shall (A) be certified by the Chief Financial Officer (or, if none, the Chief Executive Officer) of the Company as being true, correct and complete as of the date of delivery, (B) include the name of each holder of issued and outstanding shares of Company Common Stock, the number of shares held by each such holder, and each such holder’s percentage ownership of the total issued and outstanding shares of Company Common Stock, and (C) identify any discrepancy from the Company Cap Table delivered pursuant to Section 4.03(b) of the Company Disclosure Schedule, together with a reasonably detailed explanation of the nature and cause of such discrepancy.

3.05 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Company Common Stock outstanding immediately prior to the Effective Time (whether represented by certificates (“Certificates”) or held in book-entry form (“Book-Entry Shares”)) shall cease to have any rights with respect to such Company Common Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates or evidence of ownership of Book-Entry Shares (including a book-entry statement or other evidence reasonably acceptable to the Exchange Agent and SPAC) presented to the Exchange Agent or SPAC for any reason shall be converted into the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01 and Section 3.03, as applicable.

3.06 Appraisal and Dissenters’ Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal or dissenters’ rights for such Company Common Stock in accordance with Section 262 of the DGCL, and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, shall not be converted into, and such stockholders shall have no right to receive, the applicable Per Share Merger Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock under Section 262 of the DGCL, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Merger Consideration, without any interest thereon, upon surrender, if applicable, in the manner provided in Section 3.02(b), of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock.

(b) Prior to the Closing Date, the Company shall give SPAC (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of SPAC, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to SPAC and Merger Sub as follows:

4.01 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be in good standing would not have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.01(b) of the Company Disclosure Schedule. Except as set forth in Section 4.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

4.02 Certificate of Incorporation and Bylaws. The Company has, prior to the date of this Agreement, made available to SPAC a complete and correct copy of the certificate of incorporation, bylaws, articles of association or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws, trade registry certificates, articles of association or equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. No Company Subsidiary is in material violation of any of the provisions of its certificate of incorporation, bylaws, trade registry certificates, articles of association or equivalent organizational documents.

4.03 Capitalization; Solvency.

(a)  The authorized capital stock of the Company consists of 95,000,000 shares of Company Common Stock, and 5,000,000 shares of Company Preferred Stock. As of the date of this Agreement, (i) 10,000,000 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, and (iii) no shares of Company Common Stock or Company Preferred Stock are held in the treasury of the Company. All shares of Company Common Stock issued and outstanding as of the date of this Agreement have been duly authorized, are validly issued, fully paid and nonassessable, and were not issued in violation of any applicable purchase option, call option, right of first refusal, preemptive right, subscription right or any similar applicable right under any applicable provision of the DGCL, the Company Certificate of Incorporation, the Company’s bylaws or any contract to which the Company is or was a party or by which it is or was bound.

(b) The Company has not reserved any shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to any equity incentive plan, and no such plan exists or has ever been adopted by the Company’s board of directors or approved by the Company’s stockholders. There are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any commitments, arrangements or restrictions to which the Company or, to the knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company or any Company Subsidiary, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company or any Company Subsidiary. There are no voting trusts, proxies, stockholder agreements or any other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Stock or any other equity interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting of the Company Stock or any of the equity interests or other securities of the Company. Section 4.03(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete capitalization table of the Company (the “Company Cap Table”), which includes (i) the name of each holder of issued and outstanding shares of Company Common Stock, (ii) the number of shares of Company Common Stock held by each such holder, and (iii) each such holder's percentage ownership of the total issued and outstanding shares of Company Common Stock. All information set forth in the Company Cap Table is true, correct and complete as of the date of this Agreement, and is consistent with the Company's stock ledger, the Company Certificate of Incorporation, and the Company's bylaws.

(c) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any equity interests of the Company or any Company Subsidiary, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

(d) All outstanding Company Stock and all outstanding shares of capital stock of each Company Subsidiary have been issued in compliance in all material respects with (i) all applicable securities laws and other applicable Laws and (ii) all preemptive rights and other requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party and the organizational documents of the Company and the Company Subsidiaries, as applicable.

(e) Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned by the Company free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting rights, other than transfer restrictions under applicable securities laws and their respective organizational documents.

(f) Immediately prior to the Effective Time, no shares of Company Preferred Stock and no Company Convertible Securities shall be issued or outstanding, and no conversion, exchange or similar equity restructuring shall be required in connection with the Transactions.

4.04 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Requisite Company Stockholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SPAC and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions.

 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 4.05(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 4.05(a) of the Company Disclosure Schedule, including the Written Consent, have been made, obtained or given, the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary or any of their property or assets is bound of affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county, municipal or other local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.06 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and the Company Subsidiaries to own, lease and operate its properties in all material respects and to carry on its business in all material respects as it is now being conducted (each, a “Company Permit”). To the knowledge of the Company, all Company Permits are valid and in force and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing and no event has occurred which would result in the suspension or cancellation of the Company Permits. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (b) any Company Permit or (c) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary or any of their property or assets is bound or affected, except in the case of clauses (a)-(c) as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.07  Financial Statements.

(a) Attached as Section 4.07(a) of the Company Disclosure Schedule is a true and complete draft copy of the consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2024, and the related draft consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the year then ended (collectively, the “2024 Draft Financials”). The 2024 Draft Financials were (i) derived in all material respects from the books and records of the Company and the Company Subsidiaries, and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) Attached as Section 4.07(b) of the Company Disclosure Schedule is a true and complete draft copy of the consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2025 (such draft December 31, 2025 balance sheet, the “Interim Balance Sheet”), and the related draft consolidated statements of operations and cash flows of the Company and the Company Subsidiaries then ended (collectively, the “2025 Draft Financials” and, together with the 2024 Draft Financials, the “Draft Financial Statements”). The 2025 Draft Financials were (i) derived in all material respects from the books and records of the Company and the Company Subsidiaries, and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(c) Except as and to the extent set forth on the Interim Balance Sheet, none of the Company or any of the Company Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities that were incurred in the ordinary course of business since the date of the Interim Balance Sheet, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party, (iii) liabilities for transaction expenses in connection with this Agreement and the Transactions or (iv) such other liabilities and obligations which, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect.

(d) Promptly following delivery of the Audited Financial Statements pursuant to Section 7.17, the representations and warranties set forth in Sections 4.07(a) and 4.07(b) shall automatically update to apply to the Audited Financial Statements in lieu of the corresponding Draft Financial Statements. The Audited Financial Statements shall have been audited by an independent registered public accounting firm registered with and subject to the oversight of the PCAOB.

(e) Since January 1, 2024 (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls (including any significant deficiency relating thereto), including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(f) Neither the Company nor any Company Subsidiary (i) is insolvent or unable to pay or has stopped paying for any material duration, its debts, (ii) has stopped paying its material debts as they fall due, or (iii) has entered into, or proposed to enter into, any composition or arrangement with or for its creditors and no order has been made, petition presented, meeting convened or resolution presented for its winding-up and, to the Company’s knowledge, there are no actual or pending proceedings under any applicable insolvency laws in any relevant jurisdiction.

4.08 Business Activities; Absence of Certain Changes or Events. Since January 1, 2026 and on and prior to the date of this Agreement, except as otherwise reflected in the 2025 Draft Financials or as expressly contemplated by this Agreement or the Company Disclosure Schedule, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, (b) the Company and the Company Subsidiaries have not sold, assigned, transferred, licensed, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including material Company-Owned IP) other than non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business consistent with past practice, (c) there has not been a Company Material Adverse Effect, and (d) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.01(b)(ii), Section 6.01(b)(v), Section 6.01(b)(vii), Section 6.01(b)(viii), Section 6.01(b)(xii), Section 6.01(b)(xiii), Section 6.01(b)(xvii), Section 6.01(b)(xviii), Section 6.01(b)(xix) and, only with respect to the covenants in each of the foregoing subsections of Section 6.01(b), Section 6.01(b)(xxi).

4.09 Absence of Litigation. There is no litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor any material property or asset of the Company or any Company Subsidiary is, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

4.10 Employee Benefit Plans.

(a)  Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each material Plan maintained, sponsored or contributed to by the Company or any Company Subsidiary; provided that Section 4.10(a) of the Company Disclosure Schedule shall not include any employment agreement, offer letter or individual consulting agreement that is, in each case, consistent in all material respects with the form(s) (if any) set forth on Section 4.10(a) of the Company Disclosure Schedule. If there are no such Plans, Section 4.10(a) of the Company Disclosure Schedule shall state “None.”

(b)  To the extent the Company or any Company Subsidiary maintains, sponsors or contributes to any Plan, other than the Company Equity Incentive Plan (if any) and individual award agreements thereunder (if any), no Plan has ever (i) had a participant (or a dependent or beneficiary thereof) who, at the time such participant was a participant in such Plan, resided in the United States or (ii) been subject to the Laws of the United States, including ERISA and the Code.

(c)  To the extent the Company or any Company Subsidiary maintains, sponsors or contributes to any material Plan, the Company has made available to SPAC, to the extent applicable, (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the most recent annual reports, and (iv) any material correspondence from any Governmental Authority with respect to any Plan within the past three (3) years. If the Company maintains no material Plans, no materials are required to be made available pursuant to this Section 4.10(c). Neither the Company nor any Company Subsidiary has, as of the date hereof, any express commitment to modify, change or terminate a Plan, other than with respect to a modification, change or termination required by applicable Law.

(d)  Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event), (i) entitle any Service Provider to separation pay, severance, termination or similar benefits, (ii) accelerate the time of payment or vesting, or materially increase in the amount of compensation due to any such Service Provider or (iii) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), in each case, other than as set forth on Section 4.10(d) of the Company Disclosure Schedule. If none, Section 4.10(d) of the Company Disclosure Schedule shall state “None.”

(e)  To the extent the Company or any Company Subsidiary maintains, sponsors or contributes to any Plan, none of the Plans provides, nor does the Company nor any Company Subsidiary have any obligation to provide, retiree medical benefits to any current or former Service Provider after termination of employment or service, except as (i) may be required by applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs, or (iii) with respect to reimbursement of health benefit continuation premiums.

(f)  To the extent the Company or any Company Subsidiary maintains, sponsors or contributes to any Plan, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) each such Plan is and has been within the past six (6) years in compliance in all material respects in accordance with its terms and the requirements of all applicable Laws, (ii) the Company and the Company Subsidiaries have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no knowledge of any default or violation by any party to, any such Plan, and (iii) no Action is pending or, to the knowledge of the Company, threatened with respect to any such Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g)  To the extent the Company or any Company Subsidiary maintains, sponsors or contributes to any Plan, all contributions, premiums or other payments required to be made with respect to any such Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(h)  Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely made all contributions and satisfied all obligations with respect to any statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Authority covering current or former Service Providers.

(i)  To the extent the Company or any Company Subsidiary maintains, sponsors or contributes to any Plan, each such Plan (i) that is intended to qualify for special tax treatment has met all requirements for such tax treatment; (ii) if required to be fully funded and/or book-reserved is fully funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions and does not have unfunded liabilities that could reasonably be expected to be imposed upon the assets of the Company or any Company Subsidiary by reason of such Plan; (iii) is in compliance in all material respects with its terms and all applicable Laws; and (iv) if intended or required to be qualified, approved or registered with a Governmental Authority, is and has been so qualified, approved or registered and, to the Company’s knowledge, nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

4.11 Labor and Employment Matters.

(a) The Company has made available to SPAC a true, correct and complete list of all employees of the Company or any Company Subsidiary as of the date hereof and sets forth for each such individual the following: (i) name and employing entity; (ii) title or position and location of employment; (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; and (iv) commission, bonus or other incentive-based compensation eligibility.

(b) No employee or other Service Provider of the Company or any Company Subsidiary is represented by a labor union, works council, trade union, or similar representative of employees with respect to their employment with the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is a party to, subject to, or bound by a collective bargaining agreement, collective agreement, or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. There are no, and since January 1, 2024 there have not been any, strikes, lockouts or work stoppages existing or, to the Company’s knowledge, threatened, with respect to any employees or other Service Providers or the Company or any Company Subsidiaries and there have been no union certification or representation petitions or demands with respect to the Company or any Company Subsidiaries or any of their employees or other Service Providers and, to the Company’s knowledge, no union organizing campaign or similar effort is pending or threatened with respect to the Company, any Company Subsidiaries, or any of their employees or other Service Providers.

(c) There are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by or on behalf of any of their respective current or former employees or other Service Providers.

(d) The Company and the Company Subsidiaries are and have been since January 1, 2024 in compliance in all material respects with all applicable Laws relating to labor and employment, including all such Laws regarding employment practices, employment discrimination, terms and conditions of employment, collective redundancy, work visas and work permits, statutory remuneration rights, overtime pay, weekend and rest breaks, minimum wage, annual paid leave and sick leave and all other employee leaves, recordkeeping, data privacy, classification of employees and independent contractors, wages and hours, anti-harassment (including all such Laws relating to the prompt and thorough investigation and remediation of any complaints) and occupational safety and health requirements. Each employee of the Company and each Company Subsidiary and each other Service Provider has been paid (and as of the Closing will have been paid) all material wages, bonuses, remuneration (including severance payments, notice payments and annual leave payments) and other sums owed and due to such individual as of such date. None of the Company or any Company Subsidiary currently employs or, to the knowledge of the Company, has ever employed, any person who was not permitted to work in the jurisdiction in which such person was employed.

(e) To the Company’s knowledge, since January 1, 2024, no allegations of sexual harassment or misconduct have been made to the Company or any Company Subsidiary against an individual in his or her capacity as a director or officer of the Company.

4.12 Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 4.12(b) of the Company Disclosure Schedule lists as of the date of this Agreement the street address of each parcel of Leased Real Property in respect of which the Company or any Company Subsidiary is required to make payments, and sets forth a list, as of the date of this Agreement, of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property and pursuant to which the Company or any Company Subsidiary is required to make payments (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to SPAC. There are no leases, subleases, sublicenses, concessions or other contracts granting to any person other than the Company or Company Subsidiaries the right to use or occupy any Leased Real Property, and (i) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

(c) There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d) Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

4.13 Intellectual Property.

(a) Section 4.13 of the Company Disclosure Schedule contains, as of the date of this Agreement, a true, correct and complete list of all: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software or Business Systems of any other person (other than (A) agreements for unmodified, commercially available, “off-the-shelf” Software, (B) commercially available service agreements to Business Systems, (C) agreements with employees or contractors of the Company that contain customary licenses related to use “background IP” or “pre-existing IP” incorporated by such employees or contractors into work product developed for the Company, (D) non-exclusive licenses granted to the Company by customers or distributors in the ordinary course of business, or (E) feedback and similar licenses that are not material to the business), and (iii) any Software or Business Systems constituting Company-Owned IP that are material to the business of the Company or any Company Subsidiary as currently conducted or as contemplated to be conducted as of the date hereof. To the Company’s knowledge, the Company IP, including the Intellectual Property specified on Section 4.13(a) of the Company Disclosure Schedule, constitutes all material Intellectual Property rights owned and used in the operation of the business of the Company and the Company Subsidiaries as it is currently conducted and presently proposed to be conducted.

(b) The Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP (where the Intellectual Property is owned by the employees of the Company or the Company Subsidiaries such Intellectual Property has been transferred to the Company or the relevant Company Subsidiary, as the case maybe, either by operation of Law or by a written agreement thereto) and has the right to use pursuant to a valid and enforceable written contract or license, all Company-Licensed IP (provided, however, that the foregoing shall not be interpreted to be a representation regarding non-infringement). All Registered Intellectual Property constituting Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable.

(c) The Company and each of its applicable Company Subsidiaries have taken and take reasonable actions to maintain, protect and enforce Company-Owned IP rights, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information of the Company or any Company Subsidiary. To the knowledge of the Company neither the Company nor any Company Subsidiary has disclosed any trade secrets or other material Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other person other than (i) pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information or (ii) intentionally in the ordinary course of business, through marketing materials made available by the Company or a Company Subsidiary, which such marketing materials do not contain trade secrets of the Company or any Company Subsidiary or any other sensitive or proprietary information of the Company or any Company Subsidiary.

(d) Except as set forth on Section 4.13(d) of the Company Disclosure Schedule, (i) to the Company’s knowledge, since January 1, 2024 there have been no claims filed and served, against the Company or any Company Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP (other than office actions received from the U.S. Patent and Trademark Office and its foreign counterparts in the course of registering any Company-Owned IP), or (B) alleging any infringement, misappropriation of, or other violation by the Company or any Company Subsidiary of, any Intellectual Property rights of other persons (including any unsolicited demands or offers to license any Intellectual Property rights from any other person); (ii) to the Company’s knowledge, the operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not infringe, misappropriate or violate such Intellectual Property of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) since January 1, 2024, neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.

(e) Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, all persons who have contributed, developed or conceived any material Company-Owned IP have executed valid and enforceable written agreements with the Company or one of the Company Subsidiaries substantially in the form(s) made available to Merger Sub or SPAC and pursuant to which such persons assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property.

(f) The Company and Company Subsidiaries do not use and have not used any Open Source Software in a manner that would obligate the Company to license or provide the source code to any of the Software constituting Company-Owned IP for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Software constituting Company-Owned IP at no or minimum charge.

(g) The Company and the Company Subsidiaries maintain, in all material respects, commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities, including by implementing systems and procedures designed to (i) provide continuous monitoring and alerting of any problems or issues with the Business Systems owned by the Company and the Company Subsidiaries, and (ii) monitor network traffic for threats and scan and assess vulnerabilities in the Business Systems owned by the Company and the Company Subsidiaries. There has not been any material failure with respect to any of the Business Systems that has materially disrupted the business of the Company or has caused a widespread outage of the Products for any period of time.

(h) Neither Company nor any Company Subsidiary, nor, to the knowledge of the Company, any person acting on behalf of the Company or any Company Subsidiary, has disclosed or delivered to any person, or permitted the disclosure or delivery to any escrow agent or other person, of any source code for any Software. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any Company Subsidiary, or, to the knowledge of the Company, any person acting on behalf of the Company or any Company Subsidiary, of any such source code, including the execution of this Agreement or any Transaction Document or the consummation of the transactions contemplated hereby and thereby. No third party owns any right, title or interest in or to any such source code. The Company and all Company Subsidiaries possesses all source code for the Software that is necessary to compile, link, build and otherwise create fully functioning executable Software, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(i) There have been no material failures, crashes, known security breaches, known unauthorized access or other adverse events affecting the Business Systems. The Business Systems are free from any malicious computer code or any other mechanisms, including “back door,” trojan horse or similar devices that could allow circumvention of security controls, disrupt, disable, erase, or harm in any way, which have caused any disruption or damage to the business of the Company or any Company Subsidiary, except as would not be material to the Company and the Company Subsidiaries, taken as a whole. All Software currently complies with all applicable warranties and contractual commitments relating to the use, functionality, and performance of thereof, and there are no pending or, to the knowledge of the Company, threatened claims alleging any such failure.

(j) The Company and each of the Company Subsidiaries since January 1, 2024 have complied in all material respects with: (i) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (ii) any applicable external privacy policies of the Company and/or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information, including any privacy policies or disclosures posted to websites or other media maintained or published by the Company or a Company Subsidiary, (iii) all contractual commitments that the Company or any Company Subsidiary has entered into with respect to privacy and/or data security, and (iv) PCI DSS (collectively, the “Data Security Requirements”). The Company does not sell Personal Information. The Company’s and the Company Subsidiaries’ employees receive reasonable training on information security issues to the extent required by Privacy/Data Security Laws. To the Company’s knowledge, there are no Disabling Devices in any of the Business Systems or Product components. Since January 1, 2024 to the date hereof, neither the Company nor any of the Company Subsidiaries has (x) to the Company’s knowledge, experienced any material data security breaches, material unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption or alteration of any Business Data or Personal Information or (y) received written notice of any audits, proceedings or investigations by any Governmental Authority, or received any written claims or complaints regarding the collection, dissemination, storage, use, or other processing of Personal Information, or the violation of any applicable Data Security Requirements. Neither the Company nor any of the Company Subsidiaries has provided or, to the Company’s knowledge, been legally required to provide any notice to data owners in connection with any unauthorized access, use or disclosure or other processing of Personal Information.

(k) The Company and/or one of the Company Subsidiaries (i) exclusively owns and possesses all right, title and interest in and to the Business Data constituting Company-Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws, and (ii) with respect to Business Data that does not constitute Company-Owned IP, has the right to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of such Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any contractual requirements, privacy policies, or other legal obligations, including based on the Transactions, that would prohibit SPAC, the Surviving Subsidiary Corporation or such Company Subsidiaries, as applicable, from receiving or using Personal Information or other Business Data after the Closing Date, in the same manner in which the Company or such Company Subsidiaries receive and use such Personal Information and other Business Data prior to the Closing Date.

(l) Neither the Company nor any Company Subsidiary is, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company or any Company Subsidiary to grant or offer to any other person any license or right to any Company-Owned IP.

4.14 Taxes.

(a) The Company and the Company Subsidiaries: (i) have duly filed (taking into account any extension of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are otherwise obligated to pay, except with respect to current period Taxes that are not yet due and payable or otherwise being contested in good faith and for which adequate reserves in accordance with GAAP or the respective non-U.S. equivalent thereof, have been established in the Financial Statements, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to them; (iii) have not waived any statute of limitations with respect to the assessment of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency which such waiver or extension remains in effect; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing.

(b) Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than (i) an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes or (ii) an agreement among only the Company and the Company Subsidiaries.

(c) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) by reason of a change in method of accounting or otherwise prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount received or deferred revenue accrued prior to the Closing outside the ordinary course of business. Neither the Company nor any of Company Subsidiary will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.

(d) Each of the Company and the Company Subsidiaries has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules, treaties and regulations relating to the reporting, payment, and withholding of Taxes.

(e) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company is the common parent or of which the Company and the Company Subsidiaries are the only members).

(f) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any person (other than the Company or any Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(g) Neither the Company nor any Company Subsidiary has (i) any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Tax authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing authority in respect of material Taxes, in each case, that will be in effect after the Closing.

(h) Neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement.

(i) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted or threatened in writing to assert against the Company or any Company Subsidiary any deficiency or claim for material Taxes.

(k) There are no Tax liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(l) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) Neither the Company nor any Company Subsidiary (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (ii) has received written notice from a non-U.S. Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) Neither the Company nor any Company Subsidiary has received written notice of any claim from a Tax authority in a jurisdiction in which the Company or such Company Subsidiary does not file Tax Returns stating that the Company or such Company Subsidiary is or may be subject to material taxation in such jurisdiction.

(o) Section 4.14(l) of the Company Disclosure Schedule sets forth with respect to the Company and each Company Subsidiary, (A) the country in which it is organized and (B) for the Company and each Company Subsidiary that was formed in the United States or which has filed an IRS Form 8832 at any time prior to Closing, its tax classification for U.S. federal income tax purposes.

(p) To the knowledge of the Company, there are no current facts or circumstances that could reasonably be expected to (i) prevent the Domestication from qualifying for the Intended U.S. Tax Treatment, or (ii) prevent the Merger from qualifying for the Intended U.S. Tax Treatment. Neither the Company nor any Company Subsidiary has taken any action, or has any current plan, intention or obligation to take any action, that could reasonably be expected to (x) prevent the Domestication for the Intended U.S. Tax Treatment, or (y) prevent the Merger from qualifying for the Intended U.S. Tax Treatment.

4.15 Environmental Matters.

(a) Neither the Company nor any of the Company Subsidiaries has violated since January 1, 2024 nor is it in violation of, applicable Environmental Law.

(b) To the Company’s knowledge, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) is contaminated with any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could give rise to a liability of the Company or any Company Subsidiary under Environmental Laws.

(c) To the Company’s knowledge, none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances.

(d) Each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of the Company and under applicable Environmental Law (“Environmental Permits”).

(e) Each of the Company and each Company Subsidiary, and their Products, are in compliance with Environmental Laws and Environmental Permits.

(f) Neither the Company nor any Company Subsidiary is the subject of any pending or threatened Action in writing alleging any violation or, or liability under, Environmental Laws, except in the case of clauses (a)-(e) as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Without limiting the foregoing, the Company and each Company Subsidiary is, and since January 1, 2024 has been, in compliance in all material respects with all applicable Environmental Laws and Environmental Permits relating to the acquisition, holding, storage, transportation, maintenance, repair, reconditioning, dismantling and resale of motor vehicles and motor vehicle parts (including the management, recycling, handling, labeling, treatment, storage and disposal of wastes and materials commonly associated with motor vehicles, including used oil, fuels, lubricants, antifreeze, brake fluid, transmission fluid, power steering fluid, solvents, paints, batteries (including lithium-ion batteries), tires, airbags and airbag inflator, refrigerants, and wastewater/stormwater), and relating to any underground or aboveground storage tanks, oil-water separators, floor drains, sumps, or similar equipment used or operated in connection with such activities. Neither the Company nor any Company Subsidiary has received since January 1, 2024 any written notice of violation, notice of noncompliance, demand, or request for information from any Governmental Authority, and there is no pending or, to the Company’s knowledge, threatened Action, in each case arising out of or relating to the foregoing motor vehicle-related activities, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company has provided all environmental site assessments, reports, studies or other evaluations in its possession or reasonable control relating to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.

4.16 Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each of the following types of contracts and agreements (whether written or oral) to which the Company or any Company Subsidiary is a party or bound (such contracts and agreements as are required to be set forth Section 4.16(a) of the Company Disclosure Schedule, excluding any Plan listed on Section 4.10(a) of the Company Disclosure Schedule, being the “Material Contracts”):

(i) all contracts and agreements (other than Plans) with consideration paid or payable to the Company or any of the Company Subsidiaries of more than $120,000, in the aggregate, over any 12-month period;

(ii) all contracts and agreements with Suppliers to the Company or any Company Subsidiary, including those relating to the design, development, manufacture or sale of Products of the Company or any Company Subsidiary, for expenditures paid or payable by the Company or any Company Subsidiary of more than $250,000, in the aggregate, over any 12-month period;

(iii) all management contracts (excluding contracts for employment) and contracts with other consultants, in each case, with compensation paid or payable by the Company or any Company Subsidiary of more than $25,000, in the aggregate, over any 12-month period;

(iv) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party that provide for payments by the Company or any Company Subsidiary or to the Company or any Company Subsidiary in excess of $120,000, in the aggregate, over any 12-month period;

(v) all contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(vi) all contracts and agreements evidencing indebtedness for borrowed money and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guarantying the debts or other obligations of any person, in each case, in an amount greater than $25,000;

(vii) all partnership, joint venture or similar agreements (excluding any partnership agreement or similar agreement of any wholly-owned Company Subsidiary);

(viii) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party that involve payments by the Company or any Company Subsidiaries in excess of $50,000, in the aggregate, over any 12-month period;

(ix) all contracts and agreements that materially limit, or purport to materially limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(x) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective business;

(xi) all contracts and agreements relating to the purchase of engineering or design services that involve more than $100,000 other than those contracts and agreements under which no further services are due;

(xii) all leases or master leases of personal property reasonably likely to result in annual payments of $50,000 or more in a 12-month period;

(xiii) all contracts involving use of any Company-Licensed IP required to be listed in Section 4.13(a)(ii) of the Company Disclosure Schedule;

(xiv) all contracts which involve the license or grant of rights by the Company or any Company Subsidiary to a third party of material Company-Owned IP other than (A) agreements with contractors of the Company or any Company Subsidiary to use Company-Owned IP to the extent necessary for such contractor’s performance of services for the Company or any Company Subsidiary, (B) non-exclusive licenses granted to Company’s customers in the ordinary course, (C) non-disclosure agreements entered into in the ordinary course or (D) non-exclusive licenses that are merely incidental to the transaction contemplated in such license, including contracts that include an incidental license to use the trademarks of the Company for marketing or advertising purposes;

(xv) all contracts or agreements under which the Company or any Company Subsidiary has agreed to purchase goods or services from a vendor, Supplier or other person on a preferred supplier or “most favored supplier” basis;

(xvi) all agreements for the development of material Company-Owned IP for the benefit of the Company (other than employee invention assignment and confidentiality agreements and consulting agreements entered into on the Company’s standard forms of such agreements made available to SPAC);

(xvii) all contracts and agreements that relate to the direct or indirect acquisition or the disposition of any securities or business (whether by merger, sale of stock, sale of assets or otherwise) in each case, involving payments of $50,000 or more, other than contracts and agreements in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(xviii) all contracts and agreements relating to a Company Interested Party Transaction; and

(xix) all contracts and agreements involving any resolution or settlement of any actual or threatened Action or other dispute which require payment in excess of $100,000 or impose continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief.

(b) (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries (as applicable) and, to the knowledge of the Company, the other parties thereto, subject to the Remedies Exceptions, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any notice or claim of any such breach, violation or default under any such Material Contract, in each case of the foregoing except for any such conflicts, breaches, defaults or other occurrences which would not be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company has made available to SPAC true and complete copies of all Material Contracts, including any amendments thereto that are material in nature.

4.17 Material Suppliers. Section 4.17 of the Company Disclosure Schedule sets forth the top ten (10) suppliers of the Company for the 12-month period ended December 31, 2025 (based upon the aggregate consideration paid by the Company for goods or services rendered for the 12-month period ended December 31, 2025) (collectively, the “Material Suppliers”). To the knowledge of the Company as of the date of this Agreement, there is no present intent, and the Company has not received written notice that, any Material Supplier will discontinue or materially alter its relationship with the Company.

4.18 Insurance.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer and the principal insured, (ii) the policy number and the policy type, (iii) the period and limits of coverage and (iv) the premium most recently charged.

(b) Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, with respect to each material insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, nor has there been any failure to give notice of or present any claim under such policies in a due and timely fashion; (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (iv) all deductible or self-insured retention amounts, as applicable, are commercially reasonable and (v) neither the Company nor any of the Company Subsidiaries has received any disclaimer of coverage, other than reservation rights notices received in the ordinary course of business.

(c) The Company maintains, and has maintained, since January 1, 2024, insurance policies and coverage in such amounts and against such risk (i) as is reasonable and customary, (ii) as is sufficient for compliance with all contracts to which the Company or any Company Subsidiary is a party or by which it is bound, (iii) as is sufficient for compliance with all applicable Laws, and (iv) as is sufficient to cover the expected liabilities of the Company and the Company Subsidiaries.

4.19 Board Approval; Vote Required.

(a) The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (i) determined that this Agreement and the Transactions (including the Merger) are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted this Agreement and the Transactions (including the Merger) and declared their advisability, and (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The Requisite Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Requisite Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

4.20 Certain Business Practices.

(a) Since January 1, 2024, none of the Company, any Company Subsidiary, any of their respective directors or officers, or to the Company’s knowledge, employees, agents, or representatives acting on behalf of the Company has: (i) directly or indirectly offered, authorized, or made, any payments, or given anything of value, to any government official, in order to secure any improper advantage to obtain business or retain business; (ii) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (iii) made any unlawful payment to foreign or domestic government officials, including of any government-owned or control entity, family members of government officials, or to foreign or domestic political parties, campaigns, or candidates for political office; (iv) violated or is in violation of any provision of any applicable Anti-Corruption Law; or (v) made, offered, agreed or requested any unlawful bribe.

(b) Since January 1, 2024, none of the Company, any Company Subsidiary, any of their respective directors or officers, or to the Company’s knowledge, employees, agents, or representatives acting on behalf of the Company: (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws.

(c) Since January 1, 2024, there have not been, nor are there currently, any internal or external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or any of their respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

4.21 Interested Party Transactions; Side Letter Agreements.

(a) Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company or any Company Subsidiary, to the Company’s knowledge, has or has had, directly or indirectly: (i) an economic interest in any Material Supplier; (ii) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (iii) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements (each, a “Company Interested Party Transaction”); provided, however, that for clarity, no disclosure shall be required under this Section 4.21 with respect to any matter set forth in the foregoing clauses (i) through (iii) involving any portfolio company of any venture capital, private equity, angel or strategic investor in the Company (except to the extent such disclosure would be required pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act). The Company and the Company Subsidiaries have not, since January 1, 2024 (x) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (y) materially modified any term of any such extension or maintenance of credit. Except as set forth in Section 4.21 of the Company Disclosure Schedule, there are no contracts or arrangements between the Company or any of the Company Subsidiaries and any family member of any director, officer or other affiliate of the Company or any of the Company Subsidiaries. All contracts and agreements relating to a Company Interested Party Transaction are on an arms-length terms.

(b) There are no transactions, contracts, side letters, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any other person, on the other hand, which grant or purport to grant any board observer or management rights.

4.22 Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

4.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.24 Subsidies. Section 4.24 of the Company Disclosure Schedule sets forth all public grants, allowances, aids and other subsidies in whatever form received by the Company or any Company Subsidiary since January 1, 2024 (the “Public Subsidies”), and such Company Disclosure Schedule indicates the nature of the Public Subsidy and the amounts received. No material proceedings regarding a revocation or withdrawal of a Public Subsidy have been initiated or threatened in writing, and, to the Company’s knowledge, there are no circumstances, which would justify the initiation of such proceedings. The Company is in compliance with its material obligations under or in connection with the Public Subsidies, including the material obligations under any ancillary provisions in the respective orders or agreements thereto. The Company is not in violation of any material obligation under the Public Subsidies to maintain a certain level of employees or to make any investments. No Public Subsidy will have to be repaid in whole or in part due to the execution of this Agreement or the consummation of the Transactions.

4.25 Product Warranty; Product Liability.

(a) To the knowledge of the Company, all of the Products conform with all applicable contractual commitments and express and implied warranties in all material respects. All Products comply with all industry and trade association standards, legal requirements, technical specifications and general safety requirements applicable to such Products, including consumer product, manufacturing, labeling, quality and safety Laws of the United States and each other jurisdiction in which the Company or any Company Subsidiary makes the Products available and each other jurisdiction (including foreign jurisdictions) in which the Company or any Company Subsidiary makes the Products available, in each case directly or indirectly through any reseller or distributor, in each case other than those that, individually or in the aggregate, have not and would not be reasonably be expected to have a Company Material Adverse Effect. None of the Products currently offered by the Company or in use has been subject to a recall and no facts or circumstances exist which, given the passage of time, would reasonably be expected to result in a recall, in each case other than those that, individually or in the aggregate, have not and would not be reasonably be expected to have a Company Material Adverse Effect.

(b) There are no existing or, to the Company’s knowledge, threatened product liability claims (whether initiated by any Governmental Authority or any person) against the Company and, to the Company’s knowledge, no facts or circumstances exist which, given the passage of time, would reasonably be expected to result in a product liability claim against the Company for Products currently offered by the Company or in use which are unsuitable or defective, in each case, except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole. The preceding sentence shall also include circumstances in which the producer or the importer of the Products is a person other than the Company. The Company has not received any Governmental Order stating that any Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Authority, except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole.

4.26 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective Representatives by, or on behalf of, the Company or any Company Subsidiary, and any such representations or warranties are hereby expressly disclaimed.

Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule), neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Company Subsidiary (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

Article V

REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB

Except as set forth in the SPAC SEC Reports or SPAC’s disclosure schedule delivered by SPAC in connection with this Agreement (the “SPAC Disclosure Schedule”) (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a SPAC SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)), SPAC hereby represents and warrants to the Company as follows:

5.01 Corporate Organization.

(a) Except to the extent expressly contemplated by the Transactions each of SPAC and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Except to the extent expressly contemplated by the Transactions, each of SPAC and Merger Sub is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Merger Sub is the only subsidiary of SPAC. Except for Merger Sub, SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

5.02 Organizational Documents. As of the date hereof, each of SPAC and Merger Sub has furnished to the Company complete and correct copies of the SPAC Organizational Documents and the Merger Sub Organizational Documents. Except to the extent expressly contemplated by the Transactions, the SPAC Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither SPAC nor Merger Sub is in violation of any of the provisions of the SPAC Organizational Documents and the Merger Sub Organizational Documents.

5.03 Capitalization.

(a)  (a) As of the date of this Agreement, the authorized share capital of SPAC consists of (i) 300,000,000 SPAC Class A Ordinary Shares, (ii) 50,000,000 SPAC Founder Shares and (iii) 5,000,000 preference shares, par value $0.0001 per share (“SPAC Preference Shares”). As of the date of this Agreement, (A) 17,250,000 SPAC Class A Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (B) 4,312,500 SPAC Founder Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (C) no SPAC Class A Ordinary Shares or SPAC Founder Shares are held in the treasury of SPAC, (D) 8,625,000 Public SPAC Warrants are issued and outstanding, (E) 8,625,000 SPAC Class A Ordinary Shares are reserved for future issuance pursuant to the SPAC Warrants, (F) 375,000 private placement units (the “Private Placement Units”) are issued and outstanding, consisting of (i) 375,000 Class B-2 Units and (ii) 750,000 Class C Units, with such Class B-2 Units and Class C Units each consisting of one SPAC Class A Ordinary Share and one SPAC Right, (G) 18,375,000 rights to receive SPAC Class A Ordinary Shares (the “SPAC Rights”) are issued and outstanding, and (H) 3,675,000 SPAC Class A Ordinary Shares are reserved for future issuance pursuant to the SPAC Rights. As of the date of this Agreement, there are no SPAC Preference Shares issued and outstanding. Each SPAC Warrant is exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50, subject to the terms of such SPAC Warrant and the SPAC Warrant Agreement. Each SPAC Right entitles the holder thereof to receive one-fifth (1/5) of one SPAC Class A Ordinary Share upon the consummation of SPAC’s initial business combination, subject to the terms of the applicable rights agreement.

(b) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by SPAC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c) All outstanding SPAC Units, Private Placement Units, SPAC Class A Ordinary Shares, SPAC Founder Shares, SPAC Rights, and SPAC Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.

(d) Except for the Subscription Agreements, this Agreement, the SPAC Warrants (including any SPAC Warrants issued as repayment for any loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions) the SPAC Founder Shares, SPAC Units, Private Placement Units, or SPAC Rights, SPAC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of SPAC or obligating SPAC to issue or sell any shares of capital stock of, or other equity interests in, SPAC. All SPAC Class A Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither SPAC nor any subsidiary of SPAC is a party to, or otherwise bound by, and neither SPAC nor any subsidiary of SPAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Letter Agreement and the SPAC Founders Stock Letter, SPAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SPAC Class A Ordinary Shares or any of the equity interests or other securities of SPAC or any of its Subsidiaries. Except with respect to the Redemption Rights and the SPAC Warrants and pursuant to the SPAC Founders Stock Letter, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Class A Ordinary Shares. There are no outstanding contractual obligations of SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

5.04 Authority Relative to This Agreement. Each of SPAC and Merger Sub have all necessary corporate or company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of SPAC and Merger Sub and the consummation by each of SPAC and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of SPAC or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than with respect to (i) the Transactions, which require the approval of the holders of a majority of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting, (ii) the Domestication and adoption of the Post-Domestication Organizational Documents in accordance with applicable law, which requires the approval of the holders of a majority of not less than two-thirds of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting, and (iii) the adoption of the Incentive Plan, which requires the approval of the holders of a majority of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting) (together the “SPAC Shareholder Approval”). This Agreement has been duly and validly executed and delivered by SPAC and Merger Sub and constitutes a legal, valid and binding obligation of SPAC and Merger Sub, enforceable against SPAC and Merger Sub in accordance with its terms, subject to the Remedies Exceptions. The SPAC Board has approved this Agreement and the Transactions, and, subject to obtaining the SPAC Shareholder Approval, such approvals are sufficient so that the restrictions on business combinations set forth in the SPAC Organizational Documents shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions.

5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of SPAC and Merger Sub do not, and the performance of this Agreement by each of SPAC and Merger Sub will not, (i) conflict with or violate the SPAC Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of SPAC or Merger Sub or by which any of their properties or assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of SPAC or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of SPAC or Merger Sub is a party or by which each of SPAC or Merger Sub or any of their properties or assets are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of SPAC and Merger Sub do not, and the performance of this Agreement by each of SPAC and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC or Merger Sub from performing its material obligations under this Agreement.

5.06 Compliance. Neither SPAC nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to SPAC or Merger Sub or by which any property or asset of SPAC or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SPAC or Merger Sub is a party or by which SPAC or Merger Sub or any property or asset of SPAC or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect. Each of SPAC and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since October 3, 2025, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has hereto furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SPAC SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other SPAC SEC Report.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

(c) Except as and to the extent set forth in the SPAC SEC Reports, neither SPAC nor Merger Sub has any material liability or obligation of a nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations arising in the ordinary course of SPAC’s and Merger Sub’s business.

(d) SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither SPAC (including, to the knowledge of SPAC, any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any fraud that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (ii) as of the date hereof, any claim or allegation regarding any of the foregoing.

(g) As of the date hereof, there are no outstanding comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(h) Notwithstanding anything to the contrary in this Section 5.07, no representation or warranty is made in this Agreement as to the accounting treatment of the SPAC Warrants.

5.08 Business Activities; Absence of Certain Changes or Events.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment or Governmental Order binding upon SPAC or to which SPAC is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Except for this Agreement and the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or have its assets or property subject to, in each case whether directly or indirectly, any contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in the Merger Sub Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon the Merger Sub or to which the Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(d) Merger Sub does not own or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(e) Merger Sub was formed solely for the purpose of effecting the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

(f) Since April 29, 2025 and on and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (i) SPAC has conducted its business in all material respects in the ordinary course, (ii) SPAC has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, (iii) there has not been a SPAC Material Adverse Effect, and (iv) SPAC has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.02.

5.09 Absence of Litigation. (a) As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority, and (b) as of the Closing, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority that would reasonably be expected to have a SPAC Material Adverse Effect. Neither SPAC nor any material property or asset of SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority.

5.10 Board Approval; Vote Required.

(a) The SPAC Board, by resolutions duly adopted by a unanimous vote of those voting at a meeting duly called, quorate and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions (including the Merger) are in the best interests of SPAC, (ii) approved and adopted this Agreement and the Transactions (including the Merger and the Private Placements, to the extent contemplated hereby), (iii) recommended that the shareholders of SPAC approve and adopt this Agreement and approve the Transactions (including the Merger, the adoption of the Post-Domestication Organizational Documents, and the Incentive Plan), and directed that this Agreement and the Transactions (including the Merger and the Post-Domestication Organizational Documents) be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting.

(b) The Merger Sub Board, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) approved and adopted this Agreement and the Transactions (including the Merger) and declared their advisability, and (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub.

(c) The only votes of the holders of any class or series of capital stock or membership interests of Merger Sub that are necessary to approve this Agreement, the Merger and the other Transactions are the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.

5.11 No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement.

5.12 Brokers. Except for Thunder Rock Capital, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC or Merger Sub. SPAC has provided the Company with a true and complete copy of all contracts, agreements and arrangements, including its engagement letters, with Thunder Rock Capital, LLC, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

5.13 SPAC Trust Fund. As of the date of this Agreement, SPAC has no less than $174,894,694 in the trust fund established by SPAC for the benefit of its public shareholders (the “Trust Fund”) (including, if applicable, an aggregate of approximately $300,000 of deferred underwriting discounts and commissions being held in the Trust Fund) maintained in a trust account at Citibank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Equiniti Trust Company, LLC (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of November 5, 2025, between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any person (other than shareholders of SPAC who shall have elected to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. To SPAC’s knowledge, as of the date of this Agreement, following the Effective Time, no shareholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. There are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, SPAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to SPAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of SPAC due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to shareholders of SPAC who shall have exercised their Redemption Rights, (ii) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (iii) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (iv) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Merger. As of the date hereof, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Effective Time.

5.14 Employees; Benefit Plans. SPAC and Merger Sub each have no (and have not at any point had any) employees on their payroll, and have not engaged any contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any officer or director. SPAC and Merger Sub have never and do not currently maintain, sponsor, or contribute to any Employee Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereunder (either alone or upon the occurrence of any additional or subsequent events or the passage of time) will (i) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration, or other compensation payable to any Person who is or has been an employee of or independent contractor to SPAC (other than fees paid to consultants, advisors, placement agents or underwriters engaged by SPAC in connection with its initial public offering or this Agreement and the Transactions) to increase or become due to any such Person or (ii) result in forgiveness of indebtedness with respect to any employee of SPAC.

5.15 Taxes.

(a) SPAC and Merger Sub: (i) have duly filed (taking into account any extension of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are otherwise obligated to pay, except with respect to current period Taxes that are not yet due and payable or otherwise being contested in good faith and for which adequate reserves in accordance with GAAP have been established in the financial statements contained in the SPAC SEC Reports, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to them; (iii) have not waived any statute of limitations with respect to the assessment of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency which such waiver or extension remains in effect; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing.

(b) Neither SPAC nor Merger Sub is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes.

(c) Neither SPAC nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) by reason of a change in method of accounting or otherwise prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount received or deferred revenue accrued prior to the Closing outside the ordinary course of business. Neither SPAC nor Merger Sub will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.

(d) Each of SPAC and Merger Sub has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment, and withholding of Taxes.

(e) Neither SPAC nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which SPAC is the common parent).

(f) Neither SPAC nor Merger Sub has any material liability for the Taxes of any person (other than SPAC or Merger Sub) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(g) Neither SPAC nor Merger Sub has (i) any request for a material ruling in respect of Taxes pending between SPAC or Merger Sub, on the one hand, and any Tax authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing authority in respect of material Taxes, in each case, that will be in effect after the Closing.

(h) Neither SPAC nor Merger Sub has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement.

(i) Neither SPAC nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing or, to the knowledge of SPAC, has threatened to assert against SPAC or Merger Sub any deficiency or claim for material Taxes.

(k) There are no Tax liens upon any assets of SPAC or Merger Sub except for Permitted Liens.

(l) Neither SPAC nor Merger Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) Neither SPAC nor Merger Sub has received written notice from a non-U.S. Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) Neither SPAC nor Merger Sub has received written notice of any claim from a Tax authority in a jurisdiction in which SPAC or Merger Sub does not file Tax Returns stating that SPAC or Merger Sub (as applicable) is or may be subject to material taxation in such jurisdiction.

(o) SPAC has no Subsidiaries (and has not had any Subsidiary) other than Merger Sub.

(p) To the knowledge of SPAC, there are no current facts or circumstances that could reasonably be expected to (i) prevent the Domestication from qualifying for the Intended U.S. Tax Treatment, or (ii) prevent the Merger from qualifying for the Intended U.S. Tax Treatment. SPAC has not taken any action, and has no current plan, intention or obligation to take any action, that could reasonably be expected to (x) prevent the Domestication from qualifying as a for the Intended U.S. Tax Treatment, or (y) prevent the Merger from qualifying for the Intended U.S. Tax Treatment.

5.16 Registration and Listing. As of the date hereof, the issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CRACU”. The issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CRAC”. The issued and outstanding Public SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CRACW”. The issued and outstanding SPAC Rights are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CRACR”. SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. As of the date hereof, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares or Public SPAC Warrants or terminate the listing of SPAC on Nasdaq. As of the date hereof, none of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares or the Public SPAC Warrants under the Exchange Act.

5.17 Insurance. Except for directors’ and officers’ liability insurance, SPAC does not maintain any insurance policies.

5.18 Intellectual Property. Neither SPAC nor Merger Sub owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. To the knowledge of SPAC, neither SPAC nor Merger Sub infringes, misappropriates or violates any Intellectual Property of any other Person.

5.19 Agreements; Contracts and Commitments.

(a) Section 5.19 of the SPAC Disclosure Schedule sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which SPAC or Merger Sub is party, including contracts by and among SPAC or Merger Sub, on the one hand, and any director, officer, stockholder or Affiliate of such parties (the “SPAC Material Contracts”), on the other hand, other than any such SPAC Material Contract that is listed as an exhibit to any SPAC SEC Report.

(b) Neither SPAC nor, to the knowledge of SPAC, any other party thereto, is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any SPAC Material Contract.

5.20 Title to Property. Neither SPAC nor Merger Sub owns or leases any real property or personal property. There are no options or other contracts under which SPAC or Merger Sub has a right or obligation to acquire or lease any interest in real property or personal property.

5.21 Investment Company Act. Neither SPAC nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.22 Fairness Opinion. The SPAC Board has received the opinion of a reputable financial advisory or valuation firm as financial advisor to SPA, dated the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, (a) the Transactions (including the Merger) are fair, from a financial point of view, to SPAC and/or its shareholders, and (b) the implied valuation of the Company reflected in this Agreement is not less than $1 billion..

5.23 SPAC’s and Merger Sub’s Investigation and Reliance. Each of SPAC and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by SPAC and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. SPAC, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. Neither SPAC nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or in the corresponding representations and warranties contained in the certificate delivered pursuant to Section 8.02(c). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to SPAC, Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement. SPAC and Merger Sub acknowledge that, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.

5.24 SPAC Founders Stock Letter. SPAC has delivered to the Company a true, correct and complete copy of the SPAC Founders Stock Letter. No withdrawal, termination, amendment or modification of the SPAC Founders Stock Letter is contemplated by SPAC and, to the knowledge of SPAC, the SPAC Founders Stock Letter is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect. The SPAC Founders Stock Letter is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the other SPAC Founder Shareholders. To the knowledge of SPAC, neither the execution nor delivery by the SPAC Founder Shareholders of, nor the performance of any of the SPAC Founder Shareholders’ obligations under, the SPAC Founders Stock Letter violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law (other than as required under applicable securities laws and as otherwise contemplated herein or in the other Transaction Documents). No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the SPAC Founders Stock Letter.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.01 Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (i) expressly contemplated by any other provision of this Agreement (including the Company Disclosure Schedule) or any Ancillary Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule or (iii) required by applicable Law, unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) the Company shall use reasonable best efforts, and shall cause the Company Subsidiaries to use reasonable best efforts to, conduct their business in the ordinary course of business; provided that any action taken, or omitted to be taken, that is required by applicable Law shall be deemed to be in the ordinary course of business; and

(ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with suppliers and other persons with which the Company or any Company Subsidiary has significant business relations in all material respects.

(b) By way of amplification and not limitation, except as (i) expressly contemplated by any other provision of this Agreement (including the Company Disclosure Schedule), including any subclause of this Section 6.01(b), or any Ancillary Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule or (iii) required by applicable Law, the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or otherwise change the certificate of incorporation, bylaws or other organizational documents of the Company;

(ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(iii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary, provided that (1) solely to the extent any Company Convertible Securities are outstanding as of the date of this Agreement as set forth on Section 4.03(c) of the Company Disclosure Schedule, the exercise or settlement thereof (and any issuance of shares of Company Common Stock pursuant thereto) in accordance with their terms as in effect on the date of this Agreement shall not require the consent of SPAC; or (B) any material assets of the Company or any Company Subsidiary, except for (1) dispositions of obsolete or worthless equipment and (2) transactions among the Company and the Company Subsidiaries or among the Company Subsidiaries and (3) the sale or provision of good or services to customers in the ordinary course of business;

(iv) acquire any equity interest in, or enter into a joint venture with, any other entity (excluding, for the avoidance of doubt, any wholly owned Company Subsidiary);

(v) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than any dividends or other distributions from any wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary;

(vi) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than, if and only to the extent any Company Convertible Securities are outstanding as of the date of this Agreement as set forth on Section 4.03(c) of the Company Disclosure Schedule, (x) acquisitions of shares of Company Common Stock in connection with the exercise of such Company Convertible Securities in accordance with their terms as in effect on the date of this Agreement (if any) or (y) the forfeiture or repurchase (as applicable) of such Company Convertible Securities upon the termination of service of any Service Provider in accordance with the terms of the applicable award agreement as in effect on the date of this Agreement.

(vii) (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof for consideration in excess of $125,000 individually or $250,000 in the aggregate; or (B) incur any indebtedness for borrowed money having a principal or stated amount in excess of $50,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or intentionally grant any security interest in any of its assets, except for (i) advances, loans or other incurrence of indebtedness of any kind under any credit facilities or other debt instrument (including under any applicable credit line) of the Company or the Company Subsidiaries not to exceed $50,000 and (ii) any such indebtedness among the Company and any wholly-owned Company Subsidiary or among wholly-owned Company Subsidiaries;

(viii) make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants), in each case, in excess of $50,000, individually or in the aggregate, make any material change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, except (A) advances to employees or officers of the Company or any Company Subsidiaries in the ordinary course of business, (B) prepayments and deposits paid to suppliers of the Company or any Company Subsidiary in the ordinary course of business or (C) trade credit extended to customers of the Company or any Company Subsidiary in the ordinary course of business;

(ix) make any material capital expenditures (or commit to making any capital expenditures) in excess of $50,000, individually or in the aggregate, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date of this Agreement, made available to SPAC;

(x) acquire any fee interest in real property;

(xi) except as required by applicable Law or the terms of any existing Plans or Contracts as in effect on the date hereof, (A) grant any material increase in the compensation, incentives or benefits paid, payable, or to become payable to any current or former Service Provider, except for increases in salary or hourly wage rates to non-executive officers made in the ordinary course of business to any such Service Provider(and any corresponding bonus opportunity increases); (B) enter into any new, or materially amend any existing retention, employment, employee incentive, severance or termination agreement with any current or former Service Provider (other than employment offer letters entered into in the ordinary course of business with new hires permitted pursuant to subsection (E) below); (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits payable to any current or former Service Provider or under any Plan; (D) establish or become obligated under any collective bargaining agreement, collective agreement, or other contract or agreement with a labor union, trade union, works council, or other representative of Company employees; (E) hire any new employees of the Company or any Company Subsidiary, except in the ordinary course of business or unless (1) necessary to replace an employee whose employment has ended, as permitted hereunder (and in which case such hiring shall be on terms substantially similar to the terms applicable to the employment of the employee being replaced) or (2) such employee is hired with an annual base salary below $150,000; or (F) terminate the employment of any employee with an annual base salary at or above $150,000, other than any such termination in the ordinary course of business, for cause or due to death or disability; except that, in each case and without limiting the generality of the foregoing subclauses (A)–(F), the Company may make annual or quarterly bonus or commission payments in the ordinary course of business;

(xii) make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as (A) contemplated by this Agreement or the Transactions or (B) required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(xiii) (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes, in each case, that is reasonably likely to result in an increase to a Tax liability, which increase is material to the Company and the Company Subsidiaries taken as a whole;

(xiv) (A) materially amend or modify, or consent to the termination (excluding any expiration in accordance with its terms) of, any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, or (B) enter into any contract or agreement that would have been a Material Contract had it been entered into prior to the date of this Agreement, in each case of the foregoing, except in the ordinary course of business;

(xv) fail to use reasonable efforts to protect the confidentiality of any material trade secrets constituting Company-Owned IP;

(xvi) enter into any contract, agreement or arrangement that obligates the Company or any Company Subsidiary to develop any Intellectual Property related to the business of the Company or the Products, in which such Intellectual Property would be owned by a third party;

(xvii) permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in material items of Company-Owned IP;

(xviii) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $50,000 individually or $50,000 in the aggregate, in each case in excess of insurance proceeds;

(xix) enter into any material new line of business outside of the business currently conducted by the Company or the Company Subsidiaries as of the date of this Agreement;

(xx) voluntarily fail to maintain or cancel without replacing any coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and any Company Subsidiaries and their assets and properties or change coverage in a manner materially detrimental to the Company and the Company Subsidiaries, taken as a whole, any material insurance policy insuring the business of the Company or any of the Company Subsidiaries;

(xxi) fail to use reasonable best efforts to keep current and in full force and effect, or to comply in all material respects with the requirements of, any Company Permit that is material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole;

(xxii) amend or modify, or consent to the termination of, that certain Warrant Termination Agreement among the Company and the holders of the Company Warrants, dated as of the date hereof, or amend, waive, modify or consent to the termination of the Company’s rights thereunder; or

(xxiii) enter into any binding agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from SPAC to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.01 shall give to SPAC, directly or indirectly, the right to control the Company or any of the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

6.02 Conduct of Business by SPAC and Merger Sub Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including engaging in discussions and negotiations regarding the Private Placements) and except as required by applicable Law, SPAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SPAC shall use reasonable best efforts to, and shall cause Merger Sub to use reasonable best efforts to, conduct their respective businesses in the ordinary course of business. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including engaging in discussions and negotiations regarding the Private Placements) and as required by applicable Law, neither SPAC nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the SPAC Organizational Documents, the Merger Sub Organizational Documents or form any subsidiary of SPAC other than Merger Sub;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Class A Ordinary Shares or SPAC Warrants except for redemptions from the Trust Fund and conversion of the SPAC Founder Shares that are required pursuant to the SPAC Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of SPAC or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of SPAC or Merger Sub, except in connection with conversion of the SPAC Founder Shares pursuant to the SPAC Organizational Documents;

(e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or otherwise acquire any securities or material assets from any third party, (ii) enter into any strategic joint ventures, partnerships or alliances with any other person or (iii) make any loan or advance or investment in any third party or initiate the start-up of any new business, non-wholly owned Subsidiary or joint venture;

(f) incur or become liable for any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, except for loans or advances from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions (which loans or advances shall not exceed $500,000 in the aggregate);

(g) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h) (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes, in each case that is reasonably likely to result in an increase to a Tax liability, which increase is material to SPAC and Merger Sub taken as a whole;

(i) liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC or Merger Sub;

(j) amend or modify the Trust Agreement or any other agreement related to the Trust Account;

(k) (i) hire any employee or (ii) except as contemplated by the Incentive Plan Proposal, adopt or enter into any Employee Benefit Plan (including grant or establish any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of SPAC (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by SPAC)); or

(l) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require SPAC to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law. Prior to the Closing Date, each of the Company and SPAC shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by applicable Law.

6.03 Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against SPAC, Merger Sub or any other person (a) for legal relief against monies or other assets of SPAC or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption Rights)) or (b) for damages for breach of this Agreement against SPAC (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and SPAC consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding.

Article VII

ADDITIONAL AGREEMENTS

7.01 No Solicitation.

(a) From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause the Company Subsidiaries not to and shall direct its and their respective Representatives acting on its or their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any (x) sale of 5% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (y) sale of 5% or more of the outstanding capital stock of the Company or one or more Company Subsidiaries holding assets constituting, individually or in the aggregate, 5% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or (z) merger, consolidation, liquidation, dissolution or similar transaction involving the Company or one or more of the Company Subsidiaries holding assets constituting, individually or in the aggregate, 5% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, in each case, other than with SPAC and its Representatives (an “Alternative Transaction”), (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries in connection with any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall cause the Company Subsidiaries to and shall direct its and their respective affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. The Company also agrees that it will promptly request each special purpose acquisition corporation that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such person by or on behalf of the Company prior to the date hereof.

(b) From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, the Company shall notify SPAC promptly after receipt by the Company, the Company Subsidiaries or any of their respective Representatives of any inquiry or proposal with respect to an Alternative Transaction, any inquiry that would reasonably be expected to lead to an Alternative Transaction or any request for non-public information relating to the Company or any of the Company Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of the Company Subsidiaries by any third party, in each case that is related to or that would reasonably be expected to lead to an Alternative Transaction. In such notice, the Company shall identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. The Company shall keep SPAC informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.

(c) If the Company or any of the Company Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time from the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, then the Company shall promptly notify such person in writing that the Company is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.01 by the Company or any of the Company Subsidiaries or its or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by the Company.

(d) From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, each of SPAC and Merger Sub shall not, and shall direct their respective Representatives acting on their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or respond to or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving SPAC and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries (a “SPAC Alternative Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any SPAC Alternative Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any SPAC Alternative Transaction or any proposal or offer that could reasonably be expected to lead to a SPAC Alternative Transaction, (iv) commence, continue or renew any due diligence investigation regarding any SPAC Alternative Transaction, or (v) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of SPAC and Merger Sub shall, and shall direct their respective affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any SPAC Alternative Transaction; provided, however, for the avoidance of doubt, nothing in this Section 7.01 shall limit the rights of any affiliate of SPAC, including Sponsor, or any of its Representatives with respect to any transaction involving any person (other than SPAC) and any corporation, partnership or other business organization (other than the Company). The parties agree that any violation of the restrictions set forth in this Section 7.01 by SPAC or Merger Sub or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by SPAC and Merger Sub.

(e) From the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, SPAC shall notify the Company promptly after receipt by SPAC or any of its Representatives of any inquiry or proposal with respect to a SPAC Alternative Transaction, any inquiry that would reasonably be expected to lead to a SPAC Alternative Transaction or any request for non-public information relating to SPAC or for access to the business, properties, assets, personnel, books or records of SPAC by any third party, in each case that is related to an inquiry or proposal with respect to a SPAC Alternative Transaction. In such notice, SPAC shall identify the third party making any such inquiry, proposal, indication or request with respect to a SPAC Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. SPAC shall keep the Company informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to a SPAC Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.

(f) If SPAC or any of its Representatives receives any inquiry or proposal with respect to a SPAC Alternative Transaction at any time from the date of this Agreement and ending on the earlier of the Closing and the valid termination of this Agreement in accordance with Section 9.01, then SPAC shall promptly notify such person in writing that SPAC is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal.

7.02 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, subject to the terms of this Section 7.02, (i) SPAC and the Company shall prepare, and SPAC shall file with the SEC, mutually acceptable materials which shall include a proxy statement / prospectus containing a proxy statement in preliminary form (as amended or supplemented, the “Proxy Statement”) to be filed with the SEC as part of the Registration Statement and sent to SPAC’s shareholders relating to the meeting of SPAC’s shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) to be held to consider (A) approval and adoption of this Agreement and the Merger and the other Transactions contemplated by this Agreement, including the adoption of the Post-Domestication Organizational Documents (with such changes as may be agreed in writing by SPAC and the Company) effective as of the Effective Time and any separate or unbundled proposals as are required to implement the foregoing, (B) approval of the issuance of shares of SPAC Common Stock as contemplated by this Agreement and the Subscription Agreements, (C) approval and adoption of the Incentive Plan (the “Incentive Plan Proposal”), (D) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, and (E) any other proposals the parties deem necessary to effectuate the Merger (clauses (A), (B), (C), (D) and (E) collectively, the “Required SPAC Proposals”), and (ii) the Company and SPAC shall jointly prepare and shall file with the SEC (as co-registrants) a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in connection with (A) the Domestication and (B) the registration under the Securities Act of (i) the shares of SPAC Common Stock issued in connection with the Domestication and (ii) the SPAC Class A Ordinary Shares to be issued or issuable to the stockholders of the Company pursuant to this Agreement (other than any SPAC Class A Ordinary Shares that are not eligible to be registered in the Registration Statement. Each of the Company and SPAC shall furnish all information concerning such party as the other party may reasonably request in connection with such actions and the preparation of the Merger Materials. SPAC and the Company each shall use their reasonable best efforts to (w) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (x) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Merger Materials, (y) cause the Registration Statement to be declared effective as promptly as practicable and (z) keep the Registration Statement effective as long as is necessary to consummate the Transactions. SPAC shall take all actions necessary to cause the Merger Materials to be mailed to its shareholders as of the applicable record date as promptly as practicable (and in any event within three (3) Business Days) following the date upon which the Registration Statement becomes effective. Each of the Company and SPAC shall otherwise reasonably assist and cooperate with the other party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. In furtherance of the foregoing, the Company (i) agrees to promptly provide SPAC with all information concerning the business, management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested by SPAC for inclusion in the Merger Materials and (ii) shall cause the officers and employees of the Company and its Subsidiaries to be reasonably available to SPAC and its counsel in connection with the drafting of the Merger Materials and to respond in a timely manner to comments on the Merger Materials from the SEC. For purposes of this Agreement, the term “Merger Materials” means the Registration Statement, including the prospectus forming a part thereof, the Proxy Statement, and any amendments thereto. In the event of any conflict or overlap between this Section 7.02(a) and the provisions of Section 7.14 relating to Tax, the provisions of Section 7.14 shall control.

(b) No filing of, or amendment or supplement to the Merger Materials will be made by the Company or SPAC without the approval of SPAC or the Company, respectively (such approval not to be unreasonably withheld, conditioned or delayed). SPAC will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of the suspension of the qualification of the SPAC Class A Ordinary Shares to be issued or issuable in the Merger to the stockholders of the Company pursuant to this Agreement. SPAC will advise the Company, promptly after it receives notice thereof, of any request by the SEC for amendment of the Merger Materials or comments thereon and responses thereto or requests by the SEC for additional information and shall, as promptly as practicable after receipt thereof, supply the Company with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Merger Materials or the Merger. No response to any comments from the SEC or the staff of the SEC relating to the Merger Materials will be made by the Company or SPAC without the prior consent of SPAC or the Company, respectively (such consent not to be unreasonably withheld, conditioned or delayed), and without providing SPAC or the Company, as applicable, a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(c) SPAC represents that the information supplied by SPAC for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Merger Materials are mailed to its shareholders and (iii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to SPAC or Merger Sub, or their respective officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Merger Materials, SPAC shall promptly inform the Company.

(d) The Company represents that the information supplied by it for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective and (ii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Merger Materials, the Company shall promptly inform SPAC.

(e) Prior to distributing materials to be provided to the stockholders of the Company in connection with soliciting consent from such persons to the Transactions contemplated by this Agreement, the Company shall provide a draft copy of such materials to SPAC and shall consider in good faith any comments or suggested changes that SPAC proposes with respect to such materials.

7.03 Company Stockholder Approval. The Company shall (i) obtain and deliver to SPAC, the Requisite Company Stockholder Approval, (A) in the form of a written consent attached hereto as Exhibit B (the “Written Consent”) executed by each of the Key Company Stockholders (pursuant to the Stockholder Support Agreement), as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within five (5) Business Days after the Registration Statement is declared effective, and (B) in accordance with the terms and subject to the conditions of the Company’s certificate of incorporation and bylaws and other organizational documents, and (ii) take all other action necessary or advisable to secure the Requisite Company Stockholder Approval and, if applicable, any additional consents or approvals of its stockholders related thereto. If the Company fails to deliver the Written Consent to SPAC within five (5) Business Days of the Registration Statement becoming effective (a “Written Consent Failure”), SPAC shall have the right to terminate this Agreement as set forth in Section 9.01(e).

7.04 SPAC Shareholders’ Meeting; Merger Sub Stockholder’s Approval.

(a) SPAC shall call and hold the SPAC Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Required SPAC Proposals, and SPAC shall use its reasonable best efforts to hold the SPAC Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective; provided, that SPAC may (or, upon the receipt of a request to do so from the Company, shall) postpone or adjourn the SPAC Shareholders’ Meeting on one or more occasions for up to thirty (30) days in the aggregate (or, if earlier, until the Outside Date) upon the good faith determination by the SPAC Board that such postponement or adjournment is reasonably necessary to solicit additional proxies to obtain approval of the Required SPAC Proposals or otherwise take actions consistent with SPAC’s obligations pursuant to Section 7.09. SPAC shall use its reasonable best efforts to obtain the approval of the Required SPAC Proposals at the SPAC Shareholders’ Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Required SPAC Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The SPAC Board shall recommend to its shareholders that they approve the Required SPAC Proposals (the “SPAC Recommendation”) and shall include the SPAC Recommendation in the Proxy Statement. Neither the SPAC Board nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the SPAC Recommendation, or fail to include the SPAC Recommendation in the Proxy Statement; or (ii) approve, recommend or declare advisable (or publicly propose to do so) any SPAC Alternative Transaction.

(b) Notwithstanding (i) the making of any inquiry or proposal with respect to a SPAC Alternative Transaction or (ii) anything to the contrary contained herein, unless this Agreement has been earlier validly terminated in accordance with Section 9.01, (A) in no event shall SPAC or Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any SPAC Alternative Transaction or terminate this Agreement in connection therewith and (B) SPAC and Merger Sub shall otherwise remain subject to the terms of this Agreement, including SPAC’s obligation to use reasonable best efforts to obtain the approval of the Required SPAC Proposals at the SPAC Shareholders’ Meeting in accordance with Section 7.04(a).

(c) Promptly following the execution of this Agreement, SPAC shall approve and adopt this Agreement and approve the Merger and the other Transactions as the sole stockholder of Merger Sub.

7.05 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and SPAC shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor SPAC shall be required to provide access to or disclose information where the access or disclosure would eliminate the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such elimination or contravention), any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Company or SPAC, as applicable.

(b) All information obtained by the parties pursuant to this Section 7.05 shall be kept confidential in accordance with that certain Confidentiality Agreement, dated as of November 14, 2025 (the “Confidentiality Agreement”), between SPAC and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as if reasonably necessary, the intended Tax treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

7.06 Incentive Plan. Subject to approval of the shareholders of SPAC in the Proxy Statement and conditioned upon the occurrence of the Closing, prior to the Effective Time, SPAC shall approve and adopt the 2026 Incentive Award Plan in substantially the form attached hereto as Exhibit C (the “Incentive Plan”), to be effective in connection with the Closing. As soon as practicable following the Closing Date, SPAC shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the SPAC Class A Ordinary Shares issuable under the Incentive Plan, and SPAC shall maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any awards granted pursuant to the Incentive Plan remain outstanding.

7.07 Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws of the Surviving Subsidiary Corporation shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth in the charter or bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company (the “D&O Indemnitees”), unless such modification shall be required by applicable Law. The parties hereto further agree that with respect to the provisions of the charter, bylaws or limited liability company agreements of the Company Subsidiaries relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of the D&O Indemnitees, unless such modification shall be required by applicable Law. For a period of six years from the Effective Time, SPAC shall indemnify and hold harmless each present and former director and officer of the Company or any Company Subsidiary against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, the Company Certificate of Incorporation or the bylaws of the Company, the charter, bylaws or limited liability company agreements of the Company Subsidiary, or any indemnification agreement in effect on the date of this Agreement to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b) The Post-Domestication Organizational Documents shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth as of the date hereof in the charter or bylaws of SPAC and Merger Sub, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of SPAC (the “SPAC D&O Indemnitees”), unless such modification shall be required by applicable Law. The parties hereto further agree that with respect to the provisions of the charter or bylaws of SPAC as of the date hereof relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of the SPAC D&O Indemnitees, unless such modification shall be required by applicable Law. For a period of six years from the Effective Time, SPAC shall indemnify and hold harmless each present and former director and officer of SPAC against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that SPAC would have been permitted under applicable Law, the Pre-Domestication Organizational Documents on, the certificate of incorporation or bylaws of Merger Sub, or any indemnification agreement in effect on the date of this Agreement to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(c) For a period of six years from the Effective Time, SPAC shall maintain in effect directors’ and officers’ liability insurance (“D&O Insurance”) covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or Representatives) (the “Company D&O Insurance”) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall SPAC be required to pay an annual premium for such insurance in excess of 200% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2025 (the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then SPAC will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the Company D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, SPAC will maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy and SPAC is unable to obtain the insurance described in this Section 7.07(c) for an amount less than or equal to the Maximum Annual Premium, SPAC will instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.

(d) Prior to the Effective Time, SPAC may purchase a prepaid “tail” policy (a “SPAC Tail Policy”) with respect to the D&O Insurance covering those persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies (the “SPAC D&O Insurance”). If SPAC elects to purchase such SPAC Tail Policy prior to the Effective Time, SPAC will maintain such SPAC Tail Policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor SPAC’s obligations thereunder.

(e) With respect to any claims that may be made under the Company D&O Insurance or the SPAC D&O Insurance or any applicable “tail” policies, (i) prior to the Effective Time, SPAC and the Company shall cooperate with the other party as reasonably requested by such other party, and (ii) after the Effective Time, SPAC shall cooperate with any person insured by such policies as reasonably requested by such person. For the avoidance of doubt, any D&O Insurance intended to cover claims arising out of or pertaining to matters existing or occurring after the Effective Time shall be an expense of SPAC following the Closing.

(f) The provisions of this Section 7.07 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and each SPAC D&O Indemnitee, in each case, who is an intended third-party beneficiary of this Section 7.07; and (ii) are in addition to any rights such D&O Indemnitees or SPAC D&O Indemnitees may have under the organizational documents of SPAC or its Subsidiaries, as the case may be, or under any applicable Contracts or Laws and not intended to, nor shall be construed or shall release or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SPAC, SPAC or their respective Subsidiaries for any of their respective directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 7.07 is not prior to or in substitution of any such claims under such policies).

(g) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.07 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on SPAC and all successors and assigns of SPAC. In the event SPAC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of SPAC shall assume, at and as of the closing of the applicable transaction referred to in this Section 7.07(g) all of the obligations set forth in this Section 7.07.

(h) On the Closing Date, SPAC shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with the directors and officers of SPAC following the Closing, which indemnification agreements shall continue to be effective following the Closing. For the avoidance of doubt, the indemnification agreements with the directors and officers of SPAC prior to the Closing in effect as of the date hereof and listed on Section 7.07(h) of the SPAC Disclosure Schedule shall continue to be effective following the Closing, and SPAC shall continue to honor its obligations thereunder.

7.08 Notification of Certain Matters. The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article 8.03(e)), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

7.09 Further Action; Reasonable Best Efforts; Subscription Agreements.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

7.10 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article 8.03(e)) unless otherwise prohibited by applicable Law or the requirements of Nasdaq, each of SPAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other party; provided that no party shall be required to obtain consent pursuant to this Section 7.10 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 7.10. Furthermore, nothing contained in this Section 7.10 shall prevent SPAC or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.10.

7.11 Stock Exchange Listing. Each of SPAC and the Company will use its reasonable best efforts to cause the SPAC Class A Ordinary Shares to be issued in connection with the Transactions (including the Earnout Shares) to be approved for listing on Nasdaq at the Closing. During the period from the date hereof until the Effective Time, SPAC shall use its reasonable best efforts to keep the SPAC Units, SPAC Class A Ordinary Shares, SPAC Rights and Public SPAC Warrants listed for trading on Nasdaq.

7.12 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable.

(b) SPAC and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any applicable Antitrust Law, if any, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided, that materials required to be provided pursuant to this Section 7.12(b) may be restricted to outside counsel and may be redacted (vi) to remove references concerning the valuation of the Company, and (vii) as necessary to comply with contractual arrangements.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under applicable Antitrust Laws, if any, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

7.13 Trust Account. As of the Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in the Pre-Domestication Organizational Documents will be terminated and SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of SPAC by reason of the consummation of the Merger or otherwise, and no shareholder of SPAC shall be entitled to receive any amount from the Trust Account. At least 72 hours prior to the Effective Time, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC (to be held as available cash for immediate use on the balance sheet of SPAC, and to be used (a) to pay the Company’s and SPAC’s unpaid transaction expenses in connection with this Agreement and the Transactions and (b) thereafter, for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

7.14 Tax Matters.

(a) If, in connection with the Transactions, the SEC requests or requires that Tax opinions be prepared and submitted with respect to the Tax treatment of the Transactions, and if such a Tax opinion is being provided by Tax counsel, each of the Company and SPAC agree to deliver to such Tax counsel customary Tax representation letters satisfactory to such counsel, dated and executed as of such date(s) as determined reasonably necessary by such counsel in connection with the preparation of such Tax opinions, provided that notwithstanding anything herein to the contrary, if and to the extent a Tax opinion with respect to the treatment of the SPAC or the SPAC Shareholders is being requested or required by the SEC, Tax counsel to SPAC (or its Tax advisors) shall (upon receipt of customary Tax representation letters reasonably satisfactory to such counsel) provide such Tax opinion. Notwithstanding anything to the contrary herein, neither this provision nor any other provision in this Agreement shall require (i) Tax counsel to the Company (or its Tax advisors) to provide any opinion regarding the treatment of the Domestication or any redemption by the holders of SPAC Class A Ordinary Shares in connection with the Transactions for U.S. federal income tax purposes or the tax consequences of the Transactions to SPAC or the SPAC Shareholders (including SPAC Shareholders as a result of the Private Placements) or (ii) Tax counsel to the SPAC (or its Tax advisors) or Tax counsel to the Company (or its Tax advisors) to provide any opinion regarding the tax consequences of the Transactions to the Company or the holders of Company stock.

(b) Each party shall pay its own transfer, documentary, sales, use, real property transfer, stamp, registration and other similar Taxes, fees and costs incurred in connection with this Agreement.

(c) At or prior to the Closing, the Company shall have delivered to SPAC, in a form reasonably acceptable to SPAC, a properly executed certification that shares of Company Common Stock are not “United States real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which shall be filed by SPAC with the IRS at or following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations. Notwithstanding anything to the contrary in this Agreement, SPAC’s only recourse for the Company’s failure to deliver such a form shall be to make any withholding pursuant to Section 3.02(g) that is required as a result of such failure.

(d) Each of the parties shall, and shall cause their respective affiliates to, cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns and any audit or Tax proceeding or to determine the Tax treatment of any aspect of the Transactions. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).

7.15 Directors. The Company and SPAC shall take all necessary action so that immediately following the Effective Time, the Board of Directors of SPAC will consist of five (5) individuals, with (a) one director nominated by SPAC (the “SPAC Designee”), who shall be an Independent Director, and (b) four (4) directors nominated by the Company (the “Company Designees”), including one (1) Independent Director; provided that the two (2) Independent Directors shall be mutually agreed by SPAC and the Company. The initial SPAC Designee and Company Designees shall be identified by the Parties no later than fifteen (15) Business Days prior to the Closing Date (with the Independent Directors being subject to mutual agreement as set forth above). The management team of SPAC following the consummation of the Transactions shall consist of the current management team of the Company.

7.16 SPAC Public Filings. From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

7.17 Audited Financial Statements. As soon as reasonably practicable following the date hereof and prior to Closing, the Company shall use its reasonable best efforts to deliver true and complete copies of the audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2025 and December 31, 2024, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the years then ended, each audited in accordance with the auditing standards of the PCAOB (the “Audited Financial Statements”). The Audited Annual Financial Statements (including the notes thereto) shall (i) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein. The Company shall use its reasonable best efforts to deliver to SPAC, as soon as reasonably practicable following the date hereof, any additional financial or other information reasonably requested by SPAC to prepare pro forma financial statements required under federal securities Laws to be included in the filing of the Registration Statement.

7.18 Litigation.

(a) In the event that any litigation related to this Agreement or the transactions contemplated hereby is brought, or, to the knowledge of SPAC, threatened in writing, against SPAC or the SPAC Board by any of SPAC’s shareholders prior to the Closing, SPAC shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) With respect to any Action brought after the date of this Agreement that would have been required to be disclosed on Section 4.11(d) of the Company Disclosure Schedule had such Action been brought prior to the date of this Agreement, the Company shall, (x) promptly notify SPAC of any such Action and (y) keep SPAC reasonably informed with respect to the status of any such Action and provide SPAC with all material correspondence, pleadings and updates regarding such Action. The Company shall consult with SPAC regarding the defense of any such Action (including regarding the choice of any counsel to defend such Action to the extent counsel has not already been engaged with respect to such Action prior to the date of this Agreement), shall give due consideration to SPAC’s advice with respect to such litigation and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

7.19  Private Placements.

(a)  From and after the date of this Agreement, SPAC shall use its reasonable best efforts to negotiate and, with the prior written consent of the Company, enter into (i) one or more Subscription Agreements (including any Additional Subscription Agreement) providing for the PIPE Financing in an aggregate gross amount not less than the Minimum PIPE Investment Amount, and (ii) the ELOC Purchase Agreement providing for the ELOC in an amount not less than the ELOC Commitment Amount. The Company shall, upon reasonable request, use its reasonable best efforts to cooperate with SPAC in such efforts (including furnishing such information and assistance as may be reasonably requested and reasonably necessary in connection therewith).

(b)  From and after the Closing, upon execution and delivery of any Subscription Agreement, SPAC shall use its reasonable best efforts to consummate the PIPE Financing in accordance with such Subscription Agreement(s), including using its reasonable best efforts to enforce its rights thereunder to cause the PIPE Investors (including any additional PIPE Investor) to pay to (or as directed by) SPAC (or the Company following the Closing) the applicable purchase price under such Subscription Agreement in accordance with its terms. From and after the Closing, upon execution and delivery of the ELOC Purchase Agreement, SPAC shall use its reasonable best efforts to make the ELOC available in accordance with the ELOC Purchase Agreement, including using its reasonable best efforts to enforce its rights thereunder to cause the ELOC Investor to fund in accordance with the terms thereof.

(c)  SPAC shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to, or any waiver (in whole or in part) of, any provision or remedy under, or any replacement of, any Subscription Agreement (including any Additional Subscription Agreement) or the ELOC Purchase Agreement that (i) reduces the aggregate gross proceeds of the PIPE Financing below the Minimum PIPE Investment Amount or reduces the ELOC Commitment Amount below the ELOC Commitment Amount, (ii) would reasonably be expected to materially and adversely affect the ability of SPAC or the Company to consummate the PIPE Financing pursuant to such Subscription Agreement or to make the ELOC available pursuant to the ELOC Purchase Agreement, or (iii) imposes any material additional liability on the Company or its Subsidiaries (in each case, other than, with respect to any Subscription Agreement, changes that are solely administrative or ministerial in nature and do not have any of the effects described in clauses (i) through (iii)).

Article VIII

CONDITIONS TO THE MERGER

8.01 Conditions to the Obligations of Each Party for the Closing. The obligations of the Company, SPAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

(a) Written Consent. The Written Consent, constituting the Requisite Company Stockholder Approval, shall have been delivered to SPAC.

(b) SPAC Shareholders’ Approval. The Required SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of SPAC in accordance with the Proxy Statement, the Companies Act, the Pre-Domestication Organizational Documents and the rules and regulations of Nasdaq.

(c) No Order. No Governmental Authority shall have enacted, issued, enforced or entered any Law or Governmental Order which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(d) Antitrust Filings. All required filings, if any, under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission, as applicable) shall have expired or been terminated.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(f) Stock Exchange Listing. The shares of SPAC Common Stock to be issued pursuant to this Agreement (including the Earnout Shares) and the Subscription Agreements shall have been approved for listing on Nasdaq, or another national securities exchange mutually agreed to by the parties, as of the Closing Date, subject only to official notice of issuance thereof.

(g) SPAC Net Tangible Assets. Either SPAC shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights in accordance with the SPAC Organizational Documents or SPAC’s Class A Ordinary Shares shall not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

(h)  Lock-Up Agreements. At the Closing: (i) the Sponsor shall have executed and delivered a lock-up agreement covering any shares acquired by it in connection with the Transactions (including the Sponsor Earnout Shares and any shares acquired in the PIPE Financing), providing for a lock-up that expires as of the earlier of (A) six (6) months following the consummation of the PIPE Financing and (B) eighteen (18) months following the Closing; and (ii) each director and officer of SPAC immediately upon the Closing shall have executed and delivered a lock-up agreement covering any shares acquired by such person in connection with the Transactions, providing for a lock-up that expires eighteen (18) months following the Closing.

(i)  Domestication. The Domestication shall have been consummated at or prior to the Closing, SPAC shall be a Delaware corporation as of immediately prior to the Effective Time, and the Post-Domestication Organizational Documents shall have become effective in accordance with their terms.

8.02 Conditions to the Obligations of SPAC and Merger Sub. The obligations of SPAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in (i) Section 4.01, Section 4.03 (other than clauses (a), (b), (c) and (g) thereof, which are subject to clause (iii) below), Section 4.04 and Section 4.23 shall each be true and correct in all material respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Section 4.08(c) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 4.03(a), Section 4.03(b), Section 4.03(c) and Section 4.03(g) shall be true and correct in all respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.01 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to the Company, SPAC, Merger Sub or their affiliates and (iv) the other provisions of Article IV shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; provided, that for purposes of this Section 8.02(b), a covenant or agreement of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant or agreement and failed to cure within five (5) days after written notice of such breach has been delivered to SPAC (or if earlier, the Outside Date).

(c) Officer Certificate. The Company shall have delivered to SPAC a certificate, dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d) Key Employees. The individuals set forth on Section 8.02(d) of the Company Disclosure Schedule shall not have been terminated by the Company or any of its Subsidiaries, other than for cause, prior to the Closing.

(e)  Management Employment Agreements. SPAC shall have entered into mutually-acceptable employment agreements with each of the individuals listed in Section 8.02(e) of the Company Disclosure Schedule and consistent with the corresponding descriptions of their employment-related terms as set forth in Section 8.02(e) of the Company Disclosure Schedule.

(f) Fairness Opinion. SPAC shall have received a fairness opinion (the “Fairness Opinion”) from a reputable financial advisory or valuation firm as financial advisor to SPAC, addressed to the SPAC Board, to the effect that, as of its date and subject to the assumptions, limitations and qualifications set forth therein, (i) the Transactions (including the Merger) are fair, from a financial point of view, to SPAC and/or its shareholders, and (ii) the implied valuation of the Company reflected in this Agreement is not less than $1 billion.

8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of SPAC and Merger Sub contained in (i) Section 5.01, Section 5.03(b), Section 5.03(c), Section 5.04 and Section 5.12 shall each be true and correct in all material respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Section 5.08(f)(iii) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 5.03(a) and Section 5.03(d) shall be true and correct in all respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.02 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to the Company, SPAC, Merger Sub or their affiliates and (iv) the other provisions of Article V shall be true and correct in all respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC and Merger Sub shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; provided, that for purposes of this Section 8.03(b), a covenant or agreement of SPAC or Merger Sub shall only be deemed to have not been performed if SPAC or Merger Sub, as applicable, has materially breached such covenant or agreement and failed to cure within five (5) days after written notice of such breach has been delivered to SPAC (or if earlier, the Outside Date).

(c) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d) Trust Fund. SPAC shall have made all necessary and appropriate arrangements with the Trustee to have all of the Trust Funds disbursed to SPAC prior to the Effective Time, and all such funds released from the Trust Account shall be available to SPAC in respect of all or a portion of the payment obligations set forth in Section 7.13 and the payment of SPAC’s fees and expenses incurred in connection with this Agreement and the Transactions.

(e) Redemption. SPAC shall have provided the holders of SPAC Class A Ordinary Shares with the opportunity to redeem their SPAC Class A Ordinary Shares in connection with the Transactions.

(f) Minimum Cash Condition. Upon the Closing, SPAC shall have an aggregate amount of cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to (i) the completion and payment of exercised Redemption Rights, (ii) the payment of any deferred underwriting fees or transaction expenses of SPAC, Merger Sub and the Company, and (iii) the repayment of any indebtedness), equal to at least the Minimum Cash Amount.

(g) Secretary Certificate. SPAC shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (i) copies of the SPAC Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication), (ii) the resolutions of SPAC’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which it is a party or by which it is bound, and the consummation of the Transaction, (iii) evidence that the SPAC Shareholder Approval has been obtained and (iv) the incumbency of officers authorized to execute this Agreement or any Ancillary Agreements to which SPAC is or is required to be a party or otherwise bound.

(h)  Director and Officer Resignations. The directors and officers of SPAC and Merger Sub shall have delivered to the Company duly signed letters of resignation effective as of and subject to the Closing.

Article IX

TERMINATION, AMENDMENT AND WAIVER

9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or SPAC, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by either SPAC or the Company if the Effective Time shall not have occurred on or prior to September 30, 2026 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;

(c) by either SPAC or the Company if any Governmental Order has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, including the Merger;

(d) by either SPAC or the Company if any of the Required SPAC Proposals shall fail to receive the requisite vote for approval at the SPAC Shareholders’ Meeting (subject to any adjournment, postponement or recess of such meeting);

(e) by SPAC, in the event of a Written Consent Failure; provided, that SPAC may not terminate this Agreement under this Section 9.01(e) for so long as the Company continues to exercise its reasonable efforts to cure such Written Consent Failure, unless such Written Consent Failure is not cured within five (5) Business Days after notice of such Written Consent Failure is provided by SPAC to the Company;

(f) by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided, that SPAC has not waived such Terminating Company Breach and SPAC and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Company Breach is curable by the Company, SPAC may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by SPAC to the Company;

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of SPAC or Merger Sub set forth in this Agreement, or if any representation or warranty of SPAC or Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SPAC Breach”); provided, that the Company has not waived such Terminating SPAC Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating SPAC Breach is curable by SPAC and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as SPAC and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to SPAC; or

(h) by SPAC if the Company shall have failed to deliver the Audited Financial Statements to SPAC pursuant to this Agreement.

9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in Section 7.05(b) (Continued Effect of Confidentiality Agreement), this Section 9.02 (Effect of Termination), and Article X (General Provisions) and any corresponding definitions set forth in Article I, or in the case of termination subsequent to fraud or a willful material breach of this Agreement by a party hereto occurring prior to such termination.

9.03 Expenses. Except as set forth in this Section 9.03 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated; provided that SPAC and the Company shall each pay one half of the filing fee for the Notification and Report Forms filed under the HSR Act, if any, and (b) if the Closing occurs, the Company may elect to have its unpaid expenses paid directly from the proceeds of the Transaction.

9.05 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

9.06 Waiver. At any time prior to the Effective Time, (a) SPAC may (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (iii) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of SPAC or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of SPAC or Merger Sub contained herein or in any document delivered by SPAC and/or Merger Sub pursuant hereto and (iii) waive compliance with any agreement of SPAC or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article X

GENERAL PROVISIONS

10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to SPAC or Merger Sub:

Crown Reserve Acquisition Corp. I
1202 Merry Water Drive

Lutz, Florida 33548

Attention: Prashant Patel, Chief Executive Officer

Email: [***]

with copies to:

Whiteford Taylor & Preston LP

444 Madison Avenue, 4th Floor

New York, NY 10022

Attention: Rajiv Radia

Email: [***]

if to the Company:

Carvix, Inc.

21151 NW 2nd Ave
Miami, FL 33169
Attention: Ramin Farahmand, Chief Executive Officer
Email: [***]

with copies to (which shall not constitute notice):

Mitchell Silberberg & Knupp LLP

2049 Century Park East, 18th Floor

Los Angeles, CA 90067

Attention: Nimish Patel; Blake Baron

Email: [***]

10.02 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.05(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties hereto.

10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.07, Section 10.11 and Section 3.03(b)-(c) (each of which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (c) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (d) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (e) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile, portable document format (pdf) transmission, or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any signature delivered by facsimile, pdf or other electronic means (including any electronic signature complying with the U.S. federal ESIGN Act (15 U.S.C. § 7001 et seq.), the Uniform Electronic Transactions Act, or other applicable Law) shall be deemed to be an original signature for all purposes.

10.10 Specific Performance.

(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date will be automatically extended by: (A) the amount of time during which such Action is pending plus 20 Business Days; or (B) such other time period established by the court presiding over such Action.

10.11 No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 10.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach, except with respect to willful misconduct or common law fraud against the person who committed such willful misconduct or common law fraud, and, to the maximum extent permitted by applicable Law; and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 10.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing.

[Signature Page Follows.]

IN WITNESS WHEREOF, SPAC, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CROWN RESERVE ACQUISITION CORP. I

By:	/s/ Prashant Patel
Name:	Prashant Patel
Title:	Chief Executive Officer

CRAC MERGER SUB INC.

By:	/s/ Prashant Patel
Name:	Prashant Patel
Title:	Chief Executive Officer of Crown Reserve Acquisition Corp. I, its sole shareholder

CARVIX, INC.

By:	/s/ Ramin Farahmand
Name:	Ramin Farahmand
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]